Exhibit 1

Brookfield

Interim Report Q2 2013

	Three Months Ended Jun. 30		Six Months Ended Jun. 30
FOR THE PERIOD ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013	2012	2013	2012
PER FULLY DILUTED SHARE
Net income	$0.31	$0.17	$0.82	$0.78
Funds from operations[1]	0.68	0.20	1.72	0.97
Consolidated results
Revenues	5,166	4,425	10,117	8,464
Net income	802	379	1,499	1,101
Funds from operations[1]	1,096	528	2,442	1,407
For Brookfield equity
Net income	230	138	590	554
Funds from operations[1]	464	159	1,153	674

1.	See “Segment Operating and Performance Measures” on page 20

	As at
TOTAL (MILLIONS)	Jun. 30, 2013	Dec. 31, 2012
Total assets under management	$183,498	$181,400
Diluted number of common shares outstanding	653	658
Market trading price per share – NYSE	36.02	36.65

Q2 2013 INTERIM REPORT  1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Financial results in the second quarter were strong as virtually all of our operations performed well. This was led by a 72% rise in our asset management fees, which given recent Fund closings, will continue to increase going forward. The receptive capital markets afforded us the opportunity to consummate a number of realizations at returns which met or exceeded our targets. In this regard, our private equity group sold an investment in a packaging company for $1.025 billion which was purchased in 2007 for an equity investment of approximately $100 million. This was particularly gratifying during the quarter.

With recent realizations and Fund closings, the cash we have available for investment has increased substantially. This includes over $5 billion of liquidity at our parent level and principal subsidiaries, and nearly $10 billion of commitments for various private Funds which are drawable for investment. This reflects the more than $14 billion of new Fund commitments secured in recent fundraising initiatives, and includes our latest Brookfield Strategic Real Estate Partners Fund with a final size of $4.4 billion.

From an investment perspective, we have a robust pipeline of exceptional opportunities in front of us in all of our businesses. We strive to be a trusted partner, and as a result are often brought into acquisitions on a proprietary basis as we have a reputation for being able to execute large, time-consuming transactions. Today, we are being offered a variety of attractive opportunities to acquire assets and assist companies with capital needs, as companies refocus their core strategies, and governments reconsider how they will deliver critical infrastructure and services.

Market Environment and Current Investment Themes

The grass roots improvements in the North American economy continue to take hold, as a sustained recovery in the U.S. housing markets inspires increasing consumer confidence. Central banks are signaling they will eventually rein in stimulus focused monetary policies, but given the relatively measured recoveries experienced in North America and Europe, we expect a generally slow growth, low inflation, low interest rate environment to persist into 2015.

From what we see in our businesses today, U.S. housing continues to recover, retail sales in middle to upper quality malls are strong, office leasing is slowly recovering, natural gas prices are levelling out at higher levels than the extremes of last year, Europe has stabilized but will be a long grind, Australia is slower but still good and the emerging markets, while affected by lower commodity prices and volatility, will continue their march towards productive integration into the global economy. Volatility and mixed signals from China in particular have been much talked about, but any upheaval should present attractive opportunities to invest around this disruption.

We invest capital based on themes that extend over long periods of time. The last five years were focused on investments related to the over-leveraged developed markets, the housing collapse, and natural gas. The U.S. deleveraging and housing stories have played out and the natural gas story has started to evolve. Many of our Funds have benefitted from these themes.

We expect three themes to be dominant over the next 36 months, as they have for the past twelve. Those are Europe, where we have had a significant focus lately, the “unwind” of emerging markets’ investments by many investors, and volatility in commodities.

Each of our businesses follows the same value philosophy of putting capital to work with great businesses, but being patient so as to do this when capital is not as readily available from conventional sources. Emerging markets (China, India and Brazil) and commodity companies could not have had more robust access to capital 36 months ago. But, as with many markets, the shift has been dramatic and as a result this should present us with opportunities to invest around these companies and sectors.

Fundraising and Capital Flows

Global flows of capital into real assets continue to increase at a strong pace. This is occurring in each of our private fund strategies, our listed flagship entities, and our public securities mandates.

Our recent fundraising initiatives have generated $14 billion of capital for our Funds. This includes a final close for our flagship private equity real estate fund called Brookfield Strategic Real Estate Partners at $4.4 billion, well above our fundraising target. Of this total, $3.1 billion was committed by institutional clients and $1.3 billion was committed by our flagship listed property partnership, Brookfield Property Partners.

In other private fundraisings, which are not yet complete, we closed commitments of over $7 billion. Furthermore, we expect that the majority of the current Funds we have in the market will be fully subscribed for this year.

2    BROOKFIELD ASSET MANAGEMENT

This capital is sourced from sovereign wealth funds, pension plans, endowments, family offices and super-high net worth individuals which continue to increase allocations to real assets. Specific to our recent funds, over 50 new limited partners have invested in our funds, which span every continent, and include many of the largest sovereign plans in the world.

Our public securities funds, which are focused on infrastructure and property, have also been attracting substantial inflows as a result of their excellent performance records. Our family of U.S. and European mutual funds for infrastructure and real estate has had significant net inflows of capital, in particular our listed infrastructure securities where we were one of the first global managers to establish dedicated funds for this asset class.

Real Assets in This Environment

Investors have been worried lately about the effect of rising interest rates on fixed income investments. The bottom line is that we believe they should be concerned, as interest rates have no way to go but up over the longer term. As an indication of this conviction, you may recall that we own no long-term bonds on our own balance sheet. Furthermore, over the last four years we have been locking in as many long-term fixed rate financings as possible, and we have also hedged approximately 50% of the financings across our companies that come due in the next three years.

But, contrary to being negative about real assets, we in fact believe that real assets are one of the great investments to own in this environment and while often confused with fixed income investments, they are very different. We will attempt to explain this in more detail, but the main reasons are:

•	most real asset income flows adjust upward with positive business conditions, inflation or both;

•	interest rates for borrowing are still historically low, and fixed interest rate loans tied to real assets, enhance equity returns as revenues increase;

•	expenses tend to grow more slowly than revenues on real assets, and therefore operating margins expand; and

•

the cash flows earned on real assets are substantially greater than government treasury securities. Furthermore, as interest rates declined, and in anticipation of future interest rate increases capitalization rates did not go down as much as treasuries over the last number of years. As a result spreads between the two are at historic highs. Consequently there is substantial room to absorb increases in treasury rates without a commensurate deterioration in capitalization rates.

We have always believed that we can invest capital into real assets at 12% or better equity returns. We have done this for many decades and believe that the interest rate environment ahead of us does not threaten our ability to continue doing this now or in the future.

In gaining an appreciation for the performance of real assets across varying cycles, it is essential to understand the impact of interest rates and inflation on each of the main value components of an investment. To expand on the reasons why we believe real assets will form a major component of all institutional portfolios in the future, we provide the following:

First, real asset revenue streams are impacted positively by interest rates and inflation in several ways. Many of our infrastructure and power assets operate under contractual revenue agreements that span several decades. These agreements tend to contain either direct or explicit inflation-linked revenue increases or revenue growth formulas that are derived from interest rates and/ or inflation. The revenue streams derived from our commercial office property leases, in contrast to our retail property leases, do not typically respond as directly to inflation. However, these assets experience important indirect benefits, as lease renewals during an inflationary period lead to higher revenues to reflect rising replacement costs.

Second, interest rates are still very low and fixed interest rate loans enhance equity returns as revenues increase. Although debt is not revalued in our financial statements, the economic effect of debt revaluations accrues to owners and can create meaningful imbedded value. Long-term, fixed rate debt with a low coupon is beneficial in a rising interest rate and inflationary environment, due to the stable nature of the debt service payments relative to higher revenues.

Third, expenses grow slower than revenues on real assets. While the revenue implications of rising interest rates and inflation tend to positively impact our operating income, the impact of expense growth is often more subdued or passed on to the users. Although we are exposed to increases in normal operating costs, we generally target assets with very low sustaining capital expenditures.

Lastly, in anticipation of interest rate increases, capitalization rates for real assets never decreased as much as fixed income investments. Asset valuations are generally based upon cash flow projections discounted at an appropriate, risk-adjusted rate of return. This discount rate is, in turn, influenced by both the general level of benchmark interest rates and the level of demand in the investment marketplace for the asset class or specific asset. The bottom line is that as government treasury interest rates rise, real asset yields will lag this movement, as they have wider margins to absorb interest rate increases.

Q2 2013 INTERIM REPORT  3

In summary, we believe that real assets are well positioned to generate attractive performance across various market cycles, due to their generally stable, long-term contractual revenue streams combined with considerable leverage to economic growth. During periods of higher nominal interest rates (whether from higher real rates in a more positive growth environment or from higher inflation in a low growth environment), we believe increases in revenues from our assets will in short order offset any potential valuation decline from rising discount rates.

Investors across the globe are recognizing this powerful combination of stability and growth and are shifting asset allocations toward real asset opportunities. As this trend accelerates, we intend to utilize a focused approach as well as our operational capabilities to invest in these opportunities and produce market leading returns on investment for our clients and shareholders.

Operations

Overall assets under management are approximately $183 billion with fee bearing capital in managed entities increasing to $78 billion. The distribution is as follows:

US$ BILLIONS	Total Assets Under Management	Managed Capital
Property	$104	$30
Renewable Power	20	12
Infrastructure	27	20
Private equity and other	32	16

	$183	$78

Fee bearing capital increased to $78 billion, giving rise to an increase in our annualized fee base to $932 million. This includes $557 million in annualized base management fees and incentive distributions based on current capital and distributions paid by our listed entities, and $375 million in annualized carried interests based on target fund returns. In addition, favourable performance has increased the amount of carried interests on current funds not recognized in our results to $765 million based on current valuations.

Brookfield Property Group

Results in the property group were good with most of the operations running according to plan, and some surprises to the upside. U.S. retail sales continue to be strong in our retail centres and office leasing shows signs of recovering after a slow 2012.

Brookfield Property Partners was spun off to investors during the second quarter and is in the midst of establishing itself in the market. Significant volumes of shares traded hands which pleased us as it meant that those who wish to be invested with us in this business were buying shares and others were taking the opportunity to treat their receipt of the shares as a special dividend of cash. We are pleased to have therefore returned almost $1 billion of further capital to shareholders.

We closed the sale of 50% of two malls in Las Vegas for approximately $725 million, a minority interest in a Brazilian shopping mall company for approximately $700 million, and office properties and a number of non-core assets for approximately $250 million. On the acquisition side, we closed the purchase of a 20 million square feet European logistics group and more recently agreed to purchase a U.S. group with 30 million square feet of operating properties and a pipeline of developments. We also announced the acquisition of a $2 billion Los Angeles based office trust by a newly formed joint venture, with Brookfield Office Properties contributing cash and its own Los Angeles assets into the joint venture and institutional clients providing the balance of the capital.

We launched the construction of the second office tower at Brookfield Place – Perth, are proceeding well with construction of the second office tower at Bay Adelaide in Toronto, and launched construction of Brookfield Place – Calgary, with a one million square foot commitment from Cenovus Energy, a world class oil sands company.

Brookfield Infrastructure Group

Performance from Brookfield Infrastructure Partners was excellent, with funds from operations of $180 million, approximately 60% higher than in 2012. This increase reflects the success of recent organic growth initiatives and acquisitions. The funds from operations from our Australian railroad has doubled, year over year, as new customers in the mining sector make full use of the network expansion we completed in the first quarter. These customers have signed long-term take-or-pay contracts with the railroad.

The merger of our UK electrical and gas distribution business with a former competitor helped increase the funds from operations from our utilities assets by approximately 20%. Our South American toll road networks, acquired over the past two years, continue to benefit from rising traffic volumes and higher tariffs. Our toll road fee regimes, and the vast majority of contracts we sign with clients in our infrastructure platform, contain inflation indexation. This ensures that the cash generated by our infrastructure assets should rise in the future, as these countries advance their economies.

4    BROOKFIELD ASSET MANAGEMENT

During the quarter, Brookfield Infrastructure issued $330 million of equity, and we acquired our pro-rata share. In conjunction with over $1 billion of proceeds from the sale of timber assets and a New Zealand utility operation, an increase of term credit facilities to $1.4 billion, and investor commitments to our private infrastructure fund, we are well positioned to pursue a number of attractive investment opportunities.

Brookfield Renewable Energy Group

Favourable hydro conditions continued into the second quarter of 2013 with seasonal inflows of water and wind conditions across the portfolio consistent with long-term average conditions. This represented a dramatic improvement from the weak conditions last year. Cash flows during the quarter for Brookfield Renewable Energy Partners were $357 million, leading to funds from operations of $187 million.

The construction of our 45 megawatt Kokish River project in British Columbia is proceeding on plan for completion mid-next year and we have now integrated the recent hydro acquisition in Maine and Tennessee, as well as wind assets in California into our portfolio.

We listed Brookfield Renewable during the quarter on the NYSE to increase liquidity and trading of this security and to facilitate financing the growth of this business. We were going to complete a primary offering into the treasury, but decided not to proceed when the offering was caught up with the market volatility in June. We also completed $1 billion of asset level financings during the quarter and continue to capitalize on the low interest rate environment.

Brookfield Private Equity Group

The second quarter for our private equity group was exceptional in many ways. During the quarter, our U.S. housing “related” investments all did exceptionally well as the numbers for U.S. housing starts continue to build back to a normalized level of 1.25 to 1.5 million homes. To put all of this in perspective, new home construction bottomed at 500,000 starts and is now less than a million. This means we have many years to go, and capacity is running flat out. For example, oriented strand-board panels (OSB) traded at prices that were triple what was seen at the bottom of the cycle, and lots for homes in parts of California are now back to 2006 levels.

Our North American residential operations reported financial results on budget, although most of their profits are generally booked in the last half of the year. The share price traded in the low $20’s range which values our stake at around $2 billion with substantial additional value to be surfaced over many years. Within Brookfield Residential we issued an additional $500 million, of long-term fixed rate bonds which enabled us to fully refinance this balance sheet with long-term financing.

Our OSB companies had exceptional quarters, reporting record profits, and although prices came off from their peaks in June, prices have begun to revert as housing build-out extends into the summer. Norbord was added to the TSX index, and introduced a substantial payout of free cash flow to shareholders as a dividend.

On new investments, we privatized two oil and gas investments, acquired a Canadian cold storage business and loaned $130 million to a palladium mining company that had run over budget on a project and needed assistance to recapitalize.

Longview Timber and Longview Fibre

Our business is about acquiring real assets at discounts to their intrinsic value, using our operational skills to improve performance and then realizing cash from these investments in one way or the other. At Longview, an investment we agreed to sell in the quarter, we can describe to you a recent example of how our strategy works.

When we purchased Longview in 2007, the company owned 588,000 acres of timberlands in the U.S. Pacific Northwest and a paper mill that generated minimal to negative cash flow. At the time of the acquisition, the U.S. housing downturn had started in earnest, but we were confident in committing capital because we are long-time owners and operators of timberlands, and because we believed our private equity teams could turn around the industrial operation.

To better focus the two management teams, we split Longview’s timber assets from the manufacturing business. In the timber Fund, we developed new export markets for lumber in Asia. We shifted our timber management to a program that focused on maximizing profit margins over the long-term versus generating cash flow in the short-term. This meant we harvested far less than the company normally would, as prices were depressed by the drop in demand from U.S. builders. During the worst of the housing downturn, from 2009 through 2010, we reduced lumber production to 55% of sustainable harvest levels. This allowed our inventory of trees to grow, which were then sold recently along with the lands to a U.S. timber REIT at one of the highest prices ever achieved for timberlands in the United States.

At Longview’s pulp and paper business, we put in place a corporate culture that focused on operating excellence and worker safety. Over many decades of operating large production facilities, we have found that safe work practices and productivity go hand in hand. The paper mill’s management simplified the business by moving from over 200 packaging products to 70 high margin lines, while forging deeper relationships with customers in the fast food, grocery and construction industries. And,

Q2 2013 INTERIM REPORT  5

despite some initial job reductions, more than 1,600 high quality jobs were preserved in this turnaround, and Longview’s safety record now ranks among the best in the industry. Over five years, Longview’s operating earnings went from virtually nil to a forecast of $200 million, and this strong performance attracted a strategic buyer.

In simple terms, we bought Longview for $2.15 billion in aggregate, financed it with $1 billion of equity and $1.15 billion of debt. On sale, we realized gross proceeds of $3.68 billion, and equity proceeds of approximately $2.5 billion. We realized a 10-fold return of $1 billion on our $100 million investment in the paper and packaging business, one of the better performances we have recorded in our private equity platform. The timber business earned us a 10% compound annual return, which was excellent during this difficult period for owners of timberlands.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

August 9, 2013

6    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the Interim fiscal period ended June 30, 2013. This MD&A should be read in conjunction with our 2012 Annual Report. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2012 Annual Report and Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A

Our Interim MD&A is structured as follows:

PART 1 – Overview and Outlook
Our Business	8
Economic and Market Review and Outlook	9
PART 2 – Financial Performance Review
Selected Financial Information	11
Financial Profile	16
Corporate Dividends	19

PART 3 – Business Segment Results
Basis of Presentation	20
Results by Business Segment	21
Asset Management and Services	25
Property	28
Renewable Power	32
Infrastructure	35
Private Equity	36

PART 4 – Capitalization and Liquidity
Capitalization	39
Liquidity	42
PART 5 – Additional Information
Accounting Policies and Internal Controls	45
Management Representations and Internal Controls	47

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 19 to 21 of our Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 48.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to this most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

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PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $175 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

Our business model is simple: utilize our global reach to identify and acquire high-quality real assets at favourable valuations, finance them on a long-term basis, and enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns for the benefit of our clients and shareholders.

We have a range of public and private investment products and services which allow investees and clients to benefit from our expertise and experience by investing alongside us. These include entities that are listed on major stock exchanges as well as private funds that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

Our strategy includes having a flagship listed entity within each of our property, renewable power and infrastructure segments, which will serve as the primary vehicles through which we will invest in each respective segment. As well as owning assets directly, these entities serve as the cornerstone investors in our institutional private funds, alongside capital committed by institutional investors. We provide investors access to our real asset platforms through three flagship listed entities Brookfield Property Partners L.P. (“BPY”), Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Renewable Energy Partners L.P. (“BREP”) which are intended to deliver income, growth and a portfolio of strongly performing private equity funds.

We are large investors in our own funds, holding substantial interests in each of our flagship listed entities as well as our private equity funds.

This approach enables us to provide a broad range of public and private investment products and the ability to match our various investment strategies with the most appropriate form of capital. It also permits us to invest our own capital primarily in listed entities which increases our flexibility in reallocating capital and provides greater transparency to investors as to the composition of our invested capital.

The following chart illustrates the strategy behind our organization structure:

1.	Privately held

8    BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at July 31, 2013)

The global investment landscape continued to follow a volatile path during the second quarter of 2013. Overall confidence was buoyed at the outset of the period by ongoing global liquidity and continued signs of modest growth within the U.S. economy. However, investor sentiment reversed significantly following indications the U.S. Federal Reserve may begin to taper monetary stimulus later this year, causing interest rates to spike and capital markets to falter. Additionally, slowing economic growth and liquidity concerns in China weighed heavily on local market performance as well as global commodity markets, prompting a widespread deleveraging of risk. Fortunately, signs of stabilization began to emerge as the quarter drew to a close, as the U.S. Federal Reserve more clearly defined the parameters around which monetary stimulus would be narrowed, indicating that such activity would be dependent upon economic growth and that interest rate policy would remain accommodative for the foreseeable future. Accordingly, interest rates settled into a ‘new-normal’ range and investor focus began to shift towards the positive catalysts underlying the U.S. economy.

Within this environment, demand for income-producing Real Assets was shaped by broader capital market volatility, as positive sentiment turned more uncertain following the back-up in interest rates. However, despite the nature of investor behavior and sentiment over a short time horizon, fundamentals of the asset class continued to improve. Notably, our property, infrastructure and renewable power assets generally experienced improving demand profiles due to their significant leverage to an improving economic environment. This enhanced demand should lead to rising revenue and cash flow streams, particularly as many of our assets benefit from significant barriers to entry and limited competition from new supply. Importantly, we believe that periods of volatility can often create opportunity, providing meaningful support for our continued investment activity.

U.S. GDP increased by an annualized rate of 1.7% in the second quarter, accelerating from the 1.1% growth achieved in the first quarter. Although recent fiscal consolidation and tax hikes have created a near-term drag on the economy, growth is expected to gather momentum throughout the remainder of the year as these factors begin to recede. Ongoing improvements in housing fundamentals, the auto sector and the labor market remain positive catalysts, underpinned by strong investment in energy-related activities. Approximately 590,000 new jobs were created in the second quarter, following an increase of 622,000 in the first quarter. The unemployment rate continued to decline modestly, ending July at a rate of 7.4%, while the labor force participation rate increased and provided yet another sign of positive momentum. Additionally, quarterly housing starts of 885,000 units remained well below the levels needed to meet fundamental demand, supporting our expectation for a sustained housing recovery. On the consumer side, confidence rose to its highest level since September 2007 during the second quarter and household finances continued to improve. The ratio of household debt service to disposable income stood at 10.49% in the most recent release, the lowest level on record dating back to 1980 and 350 basis points below the most recent peak in mid-2007. These meaningful improvements indicate that consumption will likely provide further support for economic growth. We expect the confluence of these catalysts to yield real GDP growth of 2.5 to 3.0% by year end 2013.

The Canadian economy continues to grow, but activity remains sluggish. Manufacturing sales decreased 3.2% year-over-year in May, the seventh decline in 8 months, while housing starts were down nearly 20% when compared to last year. Second quarter GDP growth is expected to be weak, at or near 1.5%, as flooding in Alberta and a construction strike in Quebec have weighed on economic activity. Despite this sluggishness, the labor market appears to be holding firm, as 107,100 jobs were created during the second quarter and the unemployment rate held steady at 7.1%. Overall, we believe economic activity will benefit from a strengthening U.S. economy but lower commodity prices and deleveraging in the household sector will cause growth to underperform at an annual rate of approximately 1.5 to 2.0%. We expect this growth differential will put further downward pressure on the Canadian dollar vis-à-vis the U.S. dollar. Importantly, inflation remains near the bottom of the Bank of Canada’s target range of 1.0 to 3.0%, giving the central bank significant flexibility to maintain a low interest rate environment.

Economic growth in the UK began to accelerate in the second quarter, as GDP increased by 0.6% following 0.3% growth in the first quarter. This positive momentum was driven largely by the manufacturing sector, as producer confidence continued to improve. The Manufacturing PMI index increased to 54.6 points in July up from 52.0 points in June, as manufacturers anticipated growing demand from both the UK and abroad. The employment situation continued to improve as well, with 16,500 jobs created over the last 3 months and the unemployment rate declining slightly to 7.8% from 7.9% in the prior quarter. Despite this momentum, the economy remains in the very early stages of recovery, as total output stands below pre-crisis levels and average earnings continue to grow at a rate lower than inflation, limiting consumer expenditures. Given the preliminary nature of the UK economic recovery and recent stability in the inflation rate, the Bank of England has kept interest rates low at 0.5% and announced it will continue the pace of its asset purchase program. The central bank also intends to begin providing greater detail regarding forward rate guidance in order to enhance market clarity and comfort with monetary policy. Moving forward, economic growth is expected to continue to accelerate throughout the remainder of 2013, producing full year GDP growth of 1.0%.

In Europe, GDP growth continued to contract in the second quarter, declining 0.9% year-over-year. In Spain, Italy and Portugal, GDP growth fell by 1.9%, 2.0% and 3.1%, respectively. In a troubling sign, even German GDP growth has stalled, with zero growth expected in the second quarter following a 0.3% decline in the first quarter. We expect difficult political choices to continue, as the debt levels of many nations remain unsustainable and many Eurozone countries continue to run large fiscal

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deficits. When coupled with falling GDP, these factors indicate that debt-to-GDP ratios may rise further. Looking ahead, we expect fiscal consolidation, financial de-leveraging and political uncertainty to weigh on Eurozone growth for the foreseeable future. However, we believe these challenges may also lead to attractive investment opportunities, as both the public and private sectors seek to enhance liquidity and monetize investments.

Growth in Brazil, which has lagged its Latin American peers in recent quarters, began to gain momentum in the second quarter, as GDP rose approximately 2.0% year-over-year. However, concurrent with this growth, inflation continued to increase as well, leading Brazil’s central bank (BCB) to raise interest rates by 75 basis points in the second quarter and a further 50 basis points in July. Rising costs of living and frustration with government corruption also led to street demonstrations and protests throughout Brazil, creating pressure on the government and central bank to act quickly in order to contain inflation and support economic growth. Additionally, external factors influenced the Brazilian economy during the quarter, as the U.S. Federal Reserve’s commentary regarding near-term tapering of monetary stimulus led to a weakening of all South American currencies as well as a substantial rise in credit default swap spreads across the region. Looking ahead, we anticipate continued volatility in the short term, leading to a period of normalizing growth in the medium term. As such, we expect near-term GDP growth of 2.5 to 3.0%, with longer term growth forecasted in the range of 3.0 to 4.0%.

Official GDP growth in China slowed to 7.5% in the second quarter, which remained in-line with the central government’s full-year 2013 target. However, real-time indicators, including PMI and power generation, suggested weaker underlying growth. Additionally, the local Chinese financial markets endured considerable volatility during the quarter, as the Shanghai Composite Index fell below the 2000 mark, the lowest level since the Global Financial Crisis of 2008. The underperformance of the equity market was driven in large part by the actions of China’s central bank, which hesitated to provide liquidity after inter-bank lending rates spiked from 5.0% to as high as 25.0%. The lack of support reflected the central bank’s concern over the pace of credit growth and was interpreted as a warning to lenders who have been reckless with credit, particularly in the shadow banking sector. The central bank eventually intervened and injected liquidity, allowing inter-bank rates to settle near the 3.0% level. Importantly, the Chinese government has also demonstrated strong resolve in its commitment to rebalance the economy away from capital intensive investment and towards higher consumption. Following quarter-end, Premier Li announced the government would not tolerate growth under 7.0%, creating a ‘line in the sand’ for near-term growth and providing solace for a nervous market.

The Australian economy has slowed in recent months due to flattening growth in mining investment, a key driver of economic growth over the past two years. While mining investment will subside over the next few years as capital intensive mega projects move closer to operation, mining output will increase and enable Australia to export larger volumes of mineral and energy resources. On a relative basis, the Australian economy continues to produce solid results, with annualized GDP growth of 2.5% in the first quarter. Growth is expected to remain around a similar level for the next 12 months and then revert to trend-line growth of 3.0% by the end of 2014. The base interest rate stands at a historical low of 2.75%, as the Reserve Bank of Australia (RBA) aims to stimulate housing construction and retail spending. Inflation remains at the lower band of the target rate, providing flexibility for the RBA to lower interest rates further as needed. The Australian dollar has been one of the weakest performing currencies over the past few months, having fallen more than 15% since mid-April due to broad-based U.S. dollar strength as well as bearish domestic short-end rate expectations and heightened Chinese credit concerns. Additionally, political uncertainty over leadership changes and an election later this year have adversely impacted business confidence and investment. Looking ahead, our view is that confidence will improve following the election and the low interest rate and currency environment will continue to encourage business activity, providing an offset to slowing mining investment.

Overall, we expect the current slow growth, low rate environment to persist, driven by a lack of catalysts for a more robust economic recovery, generally low levels of inflation and commitments by central banks across the globe, including the U.S. Federal Reserve, to remain accommodative for the foreseeable future. In this environment, we believe Real Assets are uniquely positioned to generate attractive performance through a combination of generally stable, long-term revenue streams that protect on the downside along with considerable leverage to economic growth that provides upside potential. Accordingly, as investors seek to navigate the current investment landscape as well as the cycles that lie ahead, we continue to believe that Real Assets offer an attractive alternative.

10    BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013	2012	Change	2013	2012	Change
CONDENSED STATEMENT OF OPERATIONS
Revenues	$5,166	$4,425	$741	$10,117	$8,464	$1,653
Direct costs	(3,606)	(3,284)	(322)	(7,026)	(6,148)	(878)

Equity accounted income	224	257	(33)	490	645	(155)
Expenses
Interest	(668)	(614)	(54)	(1,323)	(1,269)	(54)
Corporate costs	(36)	(35)	(1)	(80)	(77)	(3)
Valuation items
Fair value changes	465	(100)	565	526	243	283
Depreciation and amortization	(373)	(287)	(86)	(738)	(584)	(154)
Income taxes	(370)	17	(387)	(467)	(173)	(294)

Net income	802	379	423	1,499	1,101	398
Non-controlling interests	(572)	(241)	(331)	(909)	(547)	(362)

Net income attributable to shareholders	$230	$138	$92	$590	$554	$36

Net income per share	$0.31	$0.17	$0.14	$0.82	$0.78	$0.04

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)				2013	2012	Change
BALANCE SHEET INFORMATION
Consolidated assets				$108,220	$108,862	$(642)
Borrowings and other long-term financial liabilities				49,901	51,887	(1,986)
Equity				44,094	44,338	(244)

Overview

Three Months Ended June 30

Consolidated net income for the second quarter of 2013 was $802 million, $423 million higher than the $379 million reported in the same quarter in the prior year. Net income attributable to shareholders was $230 million or $0.31 per share, compared to $138 million or $0.17 per share, in the prior year. The increase in net income compared to the 2012 quarter was primarily driven by increased hydrology levels and improved pricing in our renewable power operations, an increased contribution from our U.S. housing related businesses within our private equity operations and recent acquisitions and capital expansion projects in our infrastructure operations and our property institutional funds, all of which gave rise to increased revenues. The 2013 amounts also include a higher level of fair value gains compared to fair value losses incurred in the prior year, which was partially offset by additional income tax liabilities accrued in respect of the fair value changes and the formation of Brookfield Property Partners L.P. and by depreciation from recently acquired and developed assets.

Fair value changes increased over the prior year, primarily from $489 million of appraisal gains within our property operations and favourable mark-to-market gains on currency, interest rate and inflation contracts.

Net income attributable to shareholders increased by a lesser percentage than consolidated net income as a considerable amount of the increase in our operating performance and fair value gains was recorded within partially owned subsidiaries and therefore is partially attributable to non-controlling interests, whereas a larger portion of the increase in deferred income tax provisions was attributable to wholly owned business units and a greater proportion of the additional contribution from our property operations is attributed to non-controlling interests following the spin-off of Brookfield Property Partners.

Six Months Ended June 30

Consolidated net income for the six months ended June 30, 2013 was $1,499 million, an increase of $398 million over the same period in the prior year. Net income attributable to shareholders for the six months was $590 million or $0.82 per share, compared to $554 million or $0.78 per share, in the prior year. The increase in net income on a six month basis was consistent with the variance in the current quarter and was primarily driven by the contribution from acquired and developed assets, increased

Q2 2013 INTERIM REPORT  11

pricing and volumes on our industrial and residential operations driven by the U.S. housing recovery and increased generation within our renewable power operations. In addition, we recorded a higher amount of fair value gains in the current period driven by increased asset appraisals partially offset by resultant deferred tax provisions and depreciation on recently acquired assets.

Foreign Currency Exchange Rates

The relevant exchange rates that impact our business are shown in the following table:

	Quarter end Spot Rate			Average Rate
	2013	2012	Change	2013	2012	Change
Australian dollar	0.9138	1.0395	(12.1)%	0.9917	1.0099	(1.8)%
Brazilian real	2.2311	2.0435	9.2%	2.0653	1.9633	5.2%
Canadian dollar	0.9508	1.0079	(5.7)%	0.9773	1.0043	(2.7)%

Statement of Operations

The following section describes the key variances in the consolidated statement of operations for the three and six months ended June 30, 2013 and 2012:

Revenues and Direct Costs

The following table presents consolidated revenues and direct costs disaggregated into our operating segments in order to facilitate a review of year-over-year variances:

	Revenues			Direct Costs
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Asset management and services	$1,104	$1,032	$72	$1,005	$962	$43
Property	1,141	991	150	587	440	147
Renewable power	447	301	146	139	123	16
Infrastructure	657	530	127	317	286	31
Private equity	1,810	1,621	189	1,504	1,445	59
Corporate/unallocated	68	32	36	16	6	10
Eliminations and adjustments[1]	(61)	(82)	21	38	22	16

Total consolidated revenues	$5,166	$4,425	$741	$3,606	$3,284	$322

1.	Adjustment to eliminate base management fees and interest income earned on/from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

	Revenues			Direct Costs
FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Asset management and services	$2,156	$1,948	$208	$1,968	$1,828	$140
Property	2,260	1,793	467	1,159	741	418
Renewable power	859	664	195	269	232	37
Infrastructure	1,308	1,012	296	652	541	111
Private equity	3,474	3,040	434	2,888	2,725	163
Corporate/unallocated	125	112	13	30	33	(3)
Eliminations and adjustments[1]	(65)	(105)	40	60	48	12

Total consolidated revenues	$10,117	$8,464	$1,653	$7,026	$6,148	$878

1.	Adjustment to eliminate base management fees and interest income earned on/from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

Revenues and direct costs increased on a three month basis by $741 million (six month basis – $1,653 million) and $322 million (six month basis – $878 million) over the same periods in the prior year, respectively. Revenues and direct costs increased throughout all of our operating platforms, primarily from increased operating activities and the contribution from newly acquired and developed assets, partially offset by downward foreign currency revaluations on cash flows of our non-U.S. dollar operations. Revenues in our asset management and services segment increased by $72 million and $208 million on a three and six month basis, reflecting higher amounts of base fees on additional capital under management and the expansion of our construction operations. The increase in direct costs reflects additional costs incurred on the completion of contracts within our construction operations and the reallocation of costs to this segment following the formation of Brookfield Property Partners.

12    BROOKFIELD ASSET MANAGEMENT

Property revenues increased by 15% since last year (26% on a six month basis), primarily reflecting the acquisition and consolidation of properties within our property funds. Multifamily, industrial and opportunistic revenues increased by $143 million to $464 million primarily from the acquisition of a European industrial operation in the current quarter, as well as the consolidation of hotel and resort properties since the beginning of the 2012 quarter. Revenues in our office and retail operations were consistent with the prior year, as a 1% increase in same store office rents, was partially offset by higher levels of vacancy, primarily in our U.S. operations, and the disposition of non-core Australian assets. Direct costs increased primarily from the costs associated within newly acquired and developed assets. Revenue and direct costs variances are greater on a six month basis, compared to the three month basis, as the contribution from a hotel resort, which was acquired in April 2012, was excluded from in the first quarter of 2012.

Revenue within our renewable power operations increased by $146 million to $447 million for the second quarter and $195 million to $859 million for the last six months. Growth initiatives provided an increase of 1,171 gigawatt hours or $66 million of generation and revenue from existing facilities increased revenue by $79 million, as hydrology levels returned to long-term averages compared to the 2012 quarter, which were 18% below long-term average levels. In addition, we experienced stronger spot market pricing on uncontracted generation. The increase in direct costs primarily reflects the new facilities acquired since the prior year as operating costs in this business are largely fixed and therefore were not impacted by the increased volumes.

Earnings within our infrastructure operations increased by $96 million, after including the impact of increased direct costs compared to the same period in 2012 ($185 million on a six month basis). Our utilities, transport and energy operations increased due to recently completed capital expansions, including a $7 million contribution from our Australian rail expansion, as well as contributions from acquisitions made within the last twelve months, most notably the recent expansion of our UK distribution business and our South American toll roads. Further, we experienced increased pricing and volumes in our U.S. Pacific Northwest timberlands, driven by higher demand from the continued U.S. housing recovery.

Our private equity operations, which include both our private equity and residential development operations, continued to benefit from improved pricing and higher volumes, particularly in our panelboard, lumber and U.S. residential operations, driven by the continued U.S. housing recovery. Revenues and direct costs in our Brazilian residential operations increased by R$317 million and R$331 million, respectively, as we delivered sixteen projects in the current period, compared to ten in the prior year; however, increased costs and construction delays lowered overall operating margins.

The contribution in corporate / unallocated increased in both the three and six month periods compared to the 2012 balances, which was driven by higher amounts of realized and mark-to-market gains on our financial asset portfolio.

Equity Accounted Income

Equity accounted earnings represent our share of the net income reported by equity accounted investments.

	Three Months Ended			Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
General Growth Properties	$55	$218	$(163)	$225	$528	$(303)
Other property operations	136	72	64	207	141	66
Infrastructure operations	22	(35)	57	32	(34)	66
Other	11	2	9	26	10	16

	$224	$257	$(33)	$490	$645	$(155)

Equity accounted income from General Growth Properties Inc. (“GGP”) was lower in 2013 compared to 2012, as the 2012 period included $173 million of appraisal gains within GGP’s mall portfolio, driven by capitalization rate compression and increased cash flows whereas the current quarter included $10 million of appraisal losses. This was partially offset by higher appraisal gains within our other property investments, particularly in our North American office portfolio. The contribution from our recently acquired toll roads increased our equity accounted infrastructure results in the current period whereas the prior year included mark-to-market losses on interest rate contracts.

Q2 2013 INTERIM REPORT  13

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Corporate borrowings	$48	$54	$(6)	$98	$105	$(7)
Non-recourse borrowings
Property-specific mortgages	483	441	42	955	933	22
Subsidiary borrowings	125	101	24	244	190	54
Capital securities	12	18	(6)	26	41	(15)

	$668	$614	$54	$1,323	$1,269	$54

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates generally have minimal short-term impact on our cash flows.

We refinanced $575 million of corporate term debentures over the last twelve months, increasing our notional amount of borrowings by $200 million and decreasing our average coupon by 90 basis points to 5.2%. This resulted in a $5 million interest savings in the current period. The additional decrease in corporate borrowings interest expense was the result of a decreased notional amount of commercial paper and bank borrowings outstanding.

Interest expense on property-specific borrowings increased in aggregate as the interest expense on debt assumed on acquired assets was partially offset by the refinancing of existing debt at lower rates and the impact of lower foreign exchange rates on non-U.S. borrowings.

The increase in subsidiary borrowings interest expense primarily reflects a $30 million increase from our property operations, largely due to interest incurred on assumed debt within an Australian portfolio which was acquired in December 2012, as well as the issuance of long-term debt within listed managed issuers and our North American residential business.

We redeemed $506 million of capital securities during 2012, eliminating the associated carrying charges.

Fair Value Changes

	Three Months Ended			Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Investment property	$406	$91	$315	$609	$507	$102
Canary Wharf Group	–	–	–	46	5	41
Power contracts	(26)	(76)	50	(76)	(20)	(56)
Interest rate and inflation contracts	75	(59)	134	(12)	(69)	57
Private equity	(52)	(40)	(12)	(94)	(101)	7
Sustainable resources	23	(2)	25	18	(9)	27
Other	39	(14)	53	35	(70)	105

	$465	$(100)	$565	$526	$243	$283

We recognized $406 million of fair value gains from consolidated commercial office and retail properties, approximately half of which was the result of increased cash flows resulting from leasing activities, with the other half resulting from continued capitalization and discount rate compression.

Certain of our long-term power sales contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices. We recorded a mark-to-market loss of $26 million in the current quarter on these contracts, as spot market power prices increased relative to the contractual sales price. We recorded a loss of $76 million in the 2012 quarter as a result of similar circumstances.

Interest rate and inflation contracts offset a portion of our assets or borrowings exposure to changes in rates. We recorded $47 million of mark-to-market gains on inflationary hedge contracts within our infrastructure operations during the current quarter, our share of which totalled $11 million. We also recorded $30 million of valuation gains on interest rate swap contracts, driven by a 64 basis point increase in U.S. treasury rates.

Other fair value changes include $40 million of valuation gains on foreign currency contracts held within our infrastructure operations.

Fair value changes on a six month basis are consistent with the three month variances, and primarily in include higher levels of appraisal gains on our investment properties.

14    BROOKFIELD ASSET MANAGEMENT

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

	Three Months Ended			Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Renewable power	$142	$122	$20	$275	$252	$23
Infrastructure	88	62	26	177	112	65
Private equity	60	64	(4)	127	130	(3)
Property	69	29	40	131	71	60
Asset management and corporate	14	10	4	28	19	9

	$373	$287	$86	$738	$584	$154

We record depreciation on property plant and equipment in our renewable power, infrastructure, industrial businesses held within our private equity operations, and resort properties included in property operations. We utilize the revaluation method for most of these assets, other than those within our private equity operations, and accordingly we revalue the assets at their fair value at the end of each year. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets, respectively, as these assets are classified as investment properties or sustainable resources and are revalued on a quarterly basis in net income as part of “fair value changes.”

Infrastructure depreciation and amortization increased by $26 million in the quarter ($65 million on a year-to-date basis) due to the commencement of depreciation on acquisitions and expansion projects completed within the last twelve months.

We recently acquired an Australian hotel operation within our property operations in addition to our hotel resorts acquired in 2012 and 2011, resulting in increased depreciation in the current period.

Income Taxes

The provision for income taxes in the statement of operations was $370 million, compared to a recovery of $17 million in 2012. We recorded a non-recurring deferred tax expense of $178 million primarily attributed to the formation of Brookfield Property Partners in the second quarter of 2013. The increased provision also includes a $65 million higher tax expense from our power operations which is primarily due to increased revenues. In 2012, the provision for income taxes includes a non-recurring deferred tax recovery of $78 million relating to the application of lower tax rates on certain investment properties.

Non-Controlling Interests

Net income attributable to non-controlling interests increased by $331 million between 2013 and 2012, which reflects the higher amount of fair value changes recognized in the current period, relative to the prior year, and the share of revenues, net of direct costs and interest expenses of newly acquired assets which accrue to non-controlling interests.

Q2 2013 INTERIM REPORT  15

FINANCIAL PROFILE

Consolidated Assets

The following table disaggregates our consolidated balance sheet as at June 30, 2013 and December 31, 2012 into assets that are carried at fair value and those that are carried on another basis such as historical cost:

	Carried on Fair Value Basis		Carried on Other Basis		Total Consolidated Assets
AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	2013	2012	2013	2012
Investment properties	$33,134	$33,161	$–	$–	$33,134	$33,161
Property, plant and equipment[1]	27,567	28,202	2,727	2,946	30,294	31,148
Sustainable resources	503	3,516	–	–	503	3,516
Investments	8,819	8,487	2,659	3,131	11,478	11,618
Cash and cash equivalents	–	–	3,264	2,850	3,264	2,850
Financial assets	2,920	2,630	594	481	3,514	3,111
Accounts receivable and other	1,839	1,614	4,935	5,338	6,774	6,952
Inventory	–	–	6,348	6,581	6,348	6,581
Assets held for sale	2,813	–	1,587	–	4,400	–
Intangible assets	–	–	5,184	5,770	5,184	5,770
Goodwill	–	–	1,676	2,490	1,676	2,490
Deferred income tax assets	–	–	1,651	1,665	1,651	1,665

	$77,595	$77,610	$30,625	$31,252	$108,220	$108,862

1.	Revalued on an annual basis following the revaluation method

Consolidated balance sheet assets decreased to $108.2 billion at the end of the second quarter of 2013. This represents a decrease of $0.6 billion since year end, which primarily relates to a negative foreign currency revaluation from a weighted average decrease in non-U.S. currencies relative to the U.S. dollar, offset by the increase in assets from the addition and acquisition of $1.5 billion of investment properties within our property operations and the addition and acquisition of $2.3 billion of property, plant and equipment, primarily within our renewable power operations during the first six months of 2013.

Also, we entered into definitive purchase and sale agreements for our U.S. Pacific Northwest timberlands within our sustainable resources operations, a U.S. pulp and paper company within our private equity operations and certain other infrastructure and property assets which resulted in the reclassification of $4.4 billion of previously consolidated assets as held for sale.

Investment Properties and Property, Plant and Equipment

The following table presents the major components of changes in the carrying values of our investment properties and property, plant and equipment balances since year end.

		Property, Plant and Equipment
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Investment Properties	Renewable Power	Infrastructure	Property	Private Equity	Total
Balance, beginning of year	$33,161	$16,532	$8,736	$2,968	$2,912	$31,148
Fair value changes	609	–	–	–	(27)	(27)
Depreciation	–	(275)	(146)	(131)	(148)	(700)
Acquisitions and additions	1,470	1,483	192	131	447	2,253
Reclassified as held for sale	(227)	–	(413)	–	(215)	(628)
Dispositions	(800)	(4)	(208)	–	(30)	(242)
Foreign currency translation	(1,079)	(597)	(671)	(30)	(212)	(1,510)

Net increase (decrease)	(27)	607	(1,246)	(30)	(185)	(854)

Balance, end of period	$33,134	$17,139	$7,490	$2,938	$2,727	$30,294

Our IFRS accounting policy is to fair value property, plant and equipment that is accounted for using the revaluation model on an annual basis; however, these assets are depreciated quarterly. This results in the year carrying values of these assets being reduced by the amount of depreciation we record.

16    BROOKFIELD ASSET MANAGEMENT

We acquired 13 investment properties during the first half of 2013 for $1.2 billion and invested $0.3 billion in development opportunities, which increased investment properties by $1.5 billion. We also acquired three renewable power assets, including the other half of venture that we did not own and commenced consolidation of the underlying asset. This increased our capacity by over 560 megawatts, added $1.4 billion of assets to our consolidated balance sheet, and reduced investments.

Investments

Our equity accounted investments follow our consolidated IFRS accounting policies and accordingly, certain of our investments include assets that are recorded at fair value. This includes, for example, our investment in General Growth Properties, in which we record GGP’s investment properties at fair value on an quarterly basis. We have separated investments into those in which the underlying assets are recorded at fair value or amortized cost in the preceding page to assist users.

Borrowings and Other Long-term Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. Liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Corporate borrowings	$3,361	$3,526	$(165)
Non-recourse borrowings
Property-specific mortgages	32,406	33,720	(1,314)
Subsidiary borrowings	8,357	7,585	772
Long-term accounts payable and other liabilities[1]	4,332	5,440	(1,108)
Capital securities	940	1,191	(251)
Other long-term financial liabilities	505	425	80

	$49,901	$51,887	$(1,986)

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6(d) to our Interim Consolidated Financial Statements

Property-specific borrowings decreased by $1.3 billion during 2013. This reflects the reclassification of $1.6 billion of borrowing as held for sale and the depreciation against the U.S. dollar of the foreign currencies in which many of these borrowings are denominated, partially offset by additional borrowings assumed on acquired assets.

The increase in subsidiary borrowings of $0.8 billion during 2013 reflects the issuance of long-term corporate bonds by our managed listed issuers.

Accounts payable and other liabilities with a maturity greater than one year decreased from year end, primarily a result of the timing of payments and the completion of construction in our Brazilian residential operations, partially offset by foreign currency translation.

Other long-term liabilities represent interests of others in consolidated funds that are classified as liabilities because they contain terms such as redemption features.

Equity

Consolidated equity decreased by $244 million since year end. This primarily reflects $1.5 billion of net income earned during the first six months offset by a $2.0 billion negative revaluation from foreign currency translation.

We paid a $906 million special dividend of a 7.6% interest in BPY resulting in a reduction in common equity and a corresponding increase in non-controlling interests. Non-controlling interests increased overall by $1 billion due to the BPY special dividend, the sale of units of Brookfield Renewable by us during the first quarter of 2013, as well as from a $1.1 billion negative foreign currency translation revaluation.

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. As at June 30, 2013, our IFRS common equity of $16.7 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 49%; Australia – 17%; Brazil – 16%; Great Britain – 9%; Canada – 6%; and other – 3%. From time to time, we utilize financial contracts to adjust these exposures.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

Q2 2013 INTERIM REPORT  17

Quarterly Results

	2013		2012				2011
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$5,166	$4,951	$5,641	$4,661	$4,425	$4,039	$4,122	$4,423
Direct costs	(3,606)	(3,420)	(4,393)	(3,420)	(3,284)	(2,864)	(3,035)	(3,452)
Equity accounted income	224	266	338	254	257	388	584	393
Expenses
Interest	(668)	(655)	(638)	(593)	(614)	(655)	(620)	(622)
Corporate costs	(36)	(44)	(40)	(41)	(35)	(42)	(40)	(42)
Valuation items
Fair value changes	465	61	415	495	(100)	343	434	330
Depreciation and amortization	(373)	(365)	(352)	(327)	(287)	(297)	(228)	(224)
Income taxes	(370)	(97)	(192)	(154)	17	(190)	(257)	(90)

Net income	$802	$697	$779	$875	$379	$722	$960	$716

Net income for shareholders	$230	$360	$492	$334	$138	$416	$588	$253

Per share
– diluted	$0.31	$0.51	$0.72	$0.48	$0.17	$0.60	$0.86	$0.36
– basic	$0.31	$0.52	$0.74	$0.48	$0.17	$0.63	$0.90	$0.36

Summary of Quarterly Results

The company’s quarterly results vary primarily due to the impact of seasonality on our operations, fair value changes recognized on our consolidated assets as well as fair value changes recorded within equity accounted income, the impact of acquisitions or dispositions of assets or businesses and fluctuations in foreign currency exchange rates on non-U.S. operations.

The amount and timing of fair value changes vary on a quarterly basis depending on changes in the fair value of our assets which are recorded at fair value in net income. In the second quarter of 2013 we recorded $333 million of fair value changes in our office properties operations and $102 million of mark-to-market gains on currency, interest rate and inflation hedges in our infrastructure operations. In the second quarter of 2012 we recorded $94 million of mark-to-market losses on power sales contracts. In the fourth quarter of 2011 we recorded $357 million of fair value changes on our equity accounted investment in General Growth Properties, which was included in equity accounted income.

Fee revenues generated within our asset management operations are contractual in nature and have increased over the past eight quarters due to higher amounts of fee bearing capital under management. Our construction business line is seasonal in nature and revenues are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year.

Our property operations generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains.

Water flows and pricing within our renewable power operations are seasonal in nature. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity.

Our infrastructure operations are generally stable in nature, as a result of the long-term sales and volumes contracts which with our clients.

Our private equity operations include our Brazilian and North American residential developers, which tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered. The company’s residential operations recognize revenue at the time of delivery, as opposed to over the life of the project, and as a result, revenues and direct costs vary depending on the number of projects completed in a particular quarter. This can have a noticeable impact on the results from our Brazilian operations which involve the development of multi-unit condominium buildings as opposed to single-family dwellings. Also included within private equity is our special situations operations which tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations.

18    BROOKFIELD ASSET MANAGEMENT

We generally finance our operations with long-dated fixed rate borrowings which results in interest expense being relatively consistent on a quarterly basis.

Depreciation and amortization increased in 2013 as a result of completion of capital expansion projects and new acquisitions in our infrastructure operations, and increased in 2012 as a result of a higher valuation on our renewable power assets and acquisitions in that year.

In the fourth quarter of 2012 we acquired and commenced consolidating a number of businesses within our property and infrastructure businesses resulting in increased revenues, direct cost and interest expense.

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first six months of 2013 and the same period in 2012 and 2011 are as follows:

	Distribution per Security
	2013	2012	2011
Class A and B Limited Voting Shares	$0.29	$0.27	$0.26
Special distribution to Class A and B Limited Voting Shares[1]	1.47	–	–
Class A Preferred Shares
Series 2	0.26	0.26	0.27
Series 4 + Series 7	0.26	0.26	0.27
Series 8	0.37	0.38	0.38
Series 9	0.47	0.48	0.56
Series 10[2]	–	0.37	0.73
Series 11[3]	–	0.68	0.71
Series 12	0.66	0.67	0.69
Series 13	0.26	0.26	0.27
Series 14	0.93	0.94	0.96
Series 15	0.21	0.20	0.22
Series 17	0.58	0.59	0.61
Series 18	0.58	0.59	0.61
Series 21[4]	0.62	0.62	0.64
Series 22	0.86	0.87	0.89
Series 24	0.66	0.67	0.69
Series 26	0.55	0.56	0.58
Series 28[5]	0.57	0.57	0.30
Series 30[6]	0.59	0.60	–
Series 32[7]	0.55	0.34	–
Series 34[8]	0.52	–	–
Series 36[9]	0.71	–	–

1.	Distribution of a 7.6% interest in Brookfield Property Partners based in IFRS values, paid April 15, 2013
2.	Redeemed April 5, 2012
3.	Redeemed October 1, 2012
4.	Redeemed July 2, 2013
5.	Issued February 8, 2011
6.	Issued November 2, 2011
7.	Issued March 13, 2012
8.	Issued September 12, 2012
9.	Initial distribution includes $0.11 for the period from November 27, 2012 to December 31, 2012

Dividends on the Class A and B Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q2 2013 INTERIM REPORT  19

PART 3 – BUSINESS SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Business Segments

For management purposes, we have organized our business into five segments in which we make operating and capital allocation decisions and assessing performance.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, and opportunistic and other properties located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations are held through Brookfield Property Partners L.P., in which we own a 93% interest.

iii.

Renewable Power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 65% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private Equity operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American homebuilding industry. Direct investments include interests in Norbord Inc., a panelboard manufacturer, and two publicly listed residential businesses, which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc., and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five business segments are included within corporate operations, such as the company’s cash and financial assets, corporate borrowings, capital securities and preferred equity and net working capital.

We have presented the costs associated with conducting asset management activities in the asset management segment. These include an allocation of the costs of centralized activities as well as costs of asset management activities performed within other segments.

Certain corporate costs such as technology and operations are on behalf of the business segment and accordingly allocated to each business segment based on an internal pricing framework.

Segment Operating and Performance Measures

Funds from operations (“FFO”) is our key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and future income taxes, and including certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. We include disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total FFO to net income in Note 3 of the consolidated financial statements.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by REALPAC and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as normal part of our

20    BROOKFIELD ASSET MANAGEMENT

business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

The non-IFRS measures are reconciled to the most comparable financial statement component in Note 3 to our interim consolidated financial statements beginning on page 57 of this report.

SUMMARY OF RESULTS BY BUSINESS SEGMENT

Overview

	Operating Segments
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total 2013	Total 2012
Financial results
Revenues	$1,104	$1,141	$447	$657	$1,810	$68	$5,227	$4,507
Segment operating income	110	678	314	487	318	68	1,975	1,310
Funds from operations	110	134	79	80	127	(66)	464	159

Valuation items	(19)	261	(87)	(4)	(40)	90	201	(218)
Financial position
Segment assets	$1,639	$38,379	$15,115	$13,325	$9,583	$1,425	$79,466	$79,167
Investments	168	8,501	318	2,481	268	102	11,838	11,618
Common equity by segment	1,486	12,287	4,586	2,592	2,467	(6,730)	16,688	18,150

The information presented in the table above has been extracted from Note 3 to our interim consolidated financial statements and is reconciled to the most closely related financial statement line item within that note.

Summary of Financial Results by Business Segment

The following table presents segment FFO on a year-over-year basis for comparison purposes:

	Funds from Operations
	Three Months Ended			Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Operating segments
Asset management and services	$110	$70	$40	$199	$124	$75
Property	134	77	57	299	249	50
Renewable power	79	21	58	327	292	35
Infrastructure	80	60	20	168	106	62
Private equity	127	52	75	268	66	202

Total operating segments	530	280	250	1,261	837	424
Corporate/unallocated	(66)	(121)	55	(108)	(163)	55

Total	$464	$159	$305	$1,153	$674	$479

Three Months Ended June 30

FFO for the second quarter of 2013 was $464 million, a $305 million increase over the $159 million recognized in the 2012 quarter. Excluding disposition gains, FFO was $406 million, 65% higher than the $246 million recorded on a comparable basis in the 2012 quarter.

Asset management and services FFO increased by 57% to $110 million. The increase in FFO from asset management and services activities includes a $44 million increase from asset management activities. Base fees and incentive distributions increased 56% to $126 million. We earned $57 million of performance income during the quarter, of which $41 million is subject to clawback, and therefore recognition is deferred.

FFO from our property operations increased by $57 million to $134 million and included $10 million of disposition gains whereas the prior year quarter included an $85 million disposition loss and $16 million of portfolio gains on loans and securities held within our opportunistic property portfolio. Excluding these items, FFO was $119 million compared to $146 million in the prior year. We spun-off a 7.6% interest in Brookfield Property Partners in April 2013, which reduced the FFO contribution from these operations by $20 million.

Q2 2013 INTERIM REPORT  21

Our renewable power operations FFO contribution increased by $58 million to $79 million for the quarter. The increase mostly relates to increased generation on existing facilities, improved pricing in our Northeast U.S. operations and the contribution from newly acquired and commissioned facilities. Generation in the prior year was significantly below long-term average levels as a result of dry conditions during 2012.

Infrastructure FFO was $80 million, compared to $60 million in the 2012 quarter. The increase in FFO reflects the contribution from recently completed capital expansion projects, including our Australian rail and UK distribution operations, as well as strong harvest and pricing in our U.S. Pacific Northwest timberlands, driven by the increased demand from the continued U.S. housing recovery and increased disposition gains.

FFO in our private equity operations improved by $75 million to $127 million. The increase in FFO was primarily driven by increased volumes and pricing within our North American panelboard operations, which are benefitting from the continued U.S. housing recovery. FFO also included an $11 million disposition gain on the monetization of a portion of our investment in Norbord.

Our Corporate/Unallocated FFO increased from a reduction of $121 million to a $66 million reduction, driven by improved performance within our portfolio of financial assets.

Six Months Ended June 30

FFO for the last six months increased by $479 million to $1,153 million primarily driven by a larger amount of disposition gains ($171 million) on asset monetizations, higher fees on increased amounts of fee bearing capital and the impact of the U.S. housing recovery on our North American residential operations and industrial operations increasing the contribution from our private equity operations.

Summary of Financial Position by Business Segment

The following table presents segment equity on a comparative basis:

	Common Equity by Segment
AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Operating segments
Asset management and services	$1,486	$1,570	$(84)
Property	12,287	12,958	(671)
Renewable power	4,586	4,976	(390)
Infrastructure	2,592	2,571	21
Private equity	2,467	2,574	(107)

Total operating segments	23,418	24,649	(1,231)
Corporate/unallocated	(6,730)	(6,499)	(231)

Total	$16,688	$18,150	$(1,462)

Common equity by segment decreased by $1,462 million since year end, primarily driven by the impact of foreign currency revaluation of non-U.S. dollar investments ($958 million) and the spin-off of a 7.6% interest in Brookfield Property Partners ($906 million) within our property operations, both of which were partially offset by earnings over the past six months.

Our renewable power investment decreased by $390 million, which included a $233 million sale of 8.1 million units of BREP in the first quarter of 2013. We invested our proportionate share of Brookfield Infrastructure’s $330 million unit offering ($95 million) in the second quarter, increasing infrastructure common equity by segment. Within our private equity operations, we sold 3.2 million units of Norbord in the first six months of 2013 for proceeds of $100 million.

22    BROOKFIELD ASSET MANAGEMENT

Reconciliation of Non-IFRS Measures

The following table reconciles total funds from operations to consolidated net income:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Funds from operations	$464	$159	$1,153	$674

Adjustments
Less: FFO measures
Gains not recorded in net income	(86)	68	(436)	(223)
Equity accounted gains and other	14	–	14	–
Equity accounted FFO	(206)	(146)	(404)	(283)
Current income taxes	38	42	72	69
Non-controlling interests in FFO	632	369	1,289	733
Add: financial statement components not included in FFO
Equity accounted income	224	257	490	645
Fair value changes	465	(100)	526	243
Depreciation and amortization	(373)	(287)	(738)	(584)
Income taxes	(370)	17	(467)	(173)

Total adjustments	338	220	346	427

Net income	$802	$379	$1,499	$1,101

Q2 2013 INTERIM REPORT  23

The following tables reconcile segment operating income to revenues and to Note 3 of our interim consolidated financial statements:

	Operating Segments
FOR THE THREE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$1,104	$1,141	$447	$657	$1,810	$68	$5,227	$(61)	$5,166
Direct costs	(1,005)	(587)	(139)	(317)	(1,504)	(16)	(3,568)	(38)	(3,606)
Equity accounted FFO	11	113	6	76	1	(1)	206	(206)	–
Disposition gains	–	11	–	71	11	17	110	(110)	–

Segment operating income	$110	$678	$314	$487	$318	$68	$1,975

	Operating Segments
FOR THE THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$1,032	$991	$301	$530	$1,621	$32	$4,507	$(82)	$4,425
Direct costs	(962)	(440)	(123)	(286)	(1,445)	(6)	(3,262)	(22)	(3,284)
Equity accounted FFO	–	88	4	51	3	–	146	(146)	–
Disposition gains	–	(79)	–	11	–	(13)	(81)	81	–

Segment operating income	$70	$560	$182	$306	$179	$13	$1,310

	Operating Segments
FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$2,156	$2,260	$859	$1,308	$3,474	$125	$10,182	$(65)	$10,117
Direct costs	(1,968)	(1,159)	(269)	(652)	(2,888)	(30)	(6,966)	(60)	(7,026)
Equity accounted FFO	11	217	12	151	9	3	403	(403)	–
Disposition gains	–	43	172	177	73	76	541	(541)	–

Segment operating income	$199	$1,361	$774	$984	$668	$174	$4,160

	Operating Segments
FOR THE SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$1,948	$1,793	$664	$1,012	$3,040	$112	$8,569	$(105)	$8,464
Direct costs	(1,828)	(741)	(232)	(541)	(2,725)	(33)	(6,100)	(48)	6,148
Equity accounted FFO	4	164	8	101	(2)	8	283	(283)	–
Disposition gains	–	(2)	214	11	–	38	261	(261)	–

Segment operating income	$124	$1,214	$654	$583	$313	$125	$3,013

The adjustments in the foregoing tables are described in Note 3 to our interim consolidated financial statements.

24    BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT AND SERVICES

	Asset Management		Construction and Property Services		Total Segment
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$158	$92	$946	$940	$1,104	$1,032
Funds from operations	74	30	36	40	110	70

Valuation items	(2)	–	(17)	(20)	(19)	(20)
Segment financial position
Segment assets	$221	$245	$1,418	$1,610	$1,639	$1,855
Common equity by segment	221	245	1,265	1,325	1,486	1,570

FFO increased by $40 million, representing a $44 million increase in asset management FFO and a $4 million decrease in FFO from construction and property services. The increase in asset management FFO reflects the continued growth in base management fees arising from the continued expansion of fee bearing capital.

Asset Management and Other Fees

Asset management and other fees contributed the following revenues during the quarter:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Annualized	2013	2012
Revenues
Base management fees	$525[1,2]	$118	$78
Incentive distributions	32[3]	8	3
Transaction and advisory fees	55[4]	16	10

	$612	142	91

Direct costs		(79)	(62)

		63	29
Performance based income[5]		16	1
Direct costs		(5)	–

		11	1

Funds from operations		$74	$30

1.	Based on capital committed or invested and contractual arrangements
2.	Includes $195 million of annualized base fees on Brookfield capital
3.	Based on Brookfield Infrastructure Partners L.P.’s annual distribution in the amount of $1.72 per unit
4.	Equal to simple average over two years
5.	Excludes performance based income subject to clawback

Base management fees increased by 51% to $118 million over the 2012 quarter. This reflects the contribution from new funds, primarily in our property and infrastructure operations and includes fees earned on our recently launched Brookfield Property Partners.

Annualized base management fees totalled approximately $525 million representing an increase of $55 million since March 31, 2013. The increase includes $70 million of base fees from additional capital raised during the quarter, primarily within our private funds, partially offset by the impact of currency and market price fluctuations on listed issuer’s capitalization.

Base management fees include 100% of the amounts earned by us, including amounts in respect of Brookfield’s capital. We do this in order to present the operating margins in an appropriate manner given that we record 100% of the costs incurred in providing these services and because the amount of fees earned by us is not dependent on our ownership interest in the relevant fund. Base fees in respect of Brookfield capital totalled $46 million (2012 – $25 million).

Base management fees do not include any contribution from approximately $1.8 billion of client capital in private funds on which our compensation is derived primarily from performance-based measures and carried interests and only minimal amounts from base management fees. The weighted average term of the commitments related to the base fees is eight years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities.

Q2 2013 INTERIM REPORT  25

We continue to expand our transaction and advisory business for real estate and infrastructure transactions. FFO increased relative to the prior year as a result of a higher amount of transactional activity.

The increase in incentive distributions reflects our participation in the continued increases in Brookfield Infrastructure Partners L.P. distributions.

Direct costs consist primarily of employee expenses and professional fees, as well as technology costs and other shared services. Operating costs included $9 million associated with Brookfield Property Partners that would have been previously included in our corporate operating costs and increases also reflect growth in our property platform and geographic expansion in our public securities and advisory businesses.

Our share of accumulated performance income totalled $765 million at June 30, 2013. This represents an increase of $41 million compared to the first quarter and $76 million compared to year end. We estimate that direct expenses of approximately $78 million will arise on the realization of the income accumulated to date. We recognized $16 million of third party performance income in our financial statements and deferred the balance as our accounting policies defer recognition until the end of any determination or clawback period which is typically at or near the end of the fund’s term. The amount of unrealized performance based income net of associated costs was $687 million at quarter end (December 31, 2012 – $632 million) and has an average term to realization of three years.

Capital Under Management

Capital under management is determined in a manner consistent with the determination of the contractual asset management fees for fee bearing vehicles. The following table summarizes the fee bearing capital managed for clients, co-investors and ourselves:

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	Listed Issuers[1]	Private Funds[1]	Public Securities	Total	Total 2012
Property	$13,505	$14,737	$2,236	$30,478		$18,133
Renewable power	9,962	1,900	–	11,862		10,559
Infrastructure	7,840	9,212	2,676	19,728		16,497
Private equity	–	2,648	13,554	16,202		14,880

June 30, 2013	$31,307	$28,497	$18,466	$78,270	$	n/a

March 31, 2013	$33,470	$23,001	$17,761	$74,232	$	n/a

December 31, 2012	$21,301	$23,244	$15,524	$60,069		$60,069

1.

Includes Brookfield capital of $18.8 billion in listed issuers at June 30, 2013 (December 31, 2012 – $10.3 billion) and $8.0 billion in private funds at June 30, 2013 (December 31, 2012 – $8.4 billion)

Fee bearing capital includes all capital on which we receive some form of asset management revenue, including capital committed or invested by us. For example, we include 100% of the market capitalization of listed issuers such as Brookfield Infrastructure Partners L.P. and private funds such as Brookfield Capital Partners II because we are entitled to earn fees on all of this capital, including our own. We do not, however, include the capital invested or committed by one Brookfield managed entity into another where the fees otherwise payable to us on this capital are credited against the fees payable to us by the other.

Property capital increased during 2013 due to the formation of Brookfield Property Partners and new commitments to private property funds. The increase in infrastructure capital represents new commitments to private funds.

Fee bearing capital under management increased by $4.0 billion during the second quarter of 2013, resulting in a $55 million increase in annualized base fees. The principal variances are set out in the following table:

FOR THE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Listed Issuers	Private Funds	Public Securities	Total	Annualized Base Fees
Balance, March 31, 2013	$33,470	$23,001	$17,761	$74,232	$470
Inflows, including commitments	497	5,753	1,620	7,870	70
Outflows, including distributions	(199)	(138)	(743)	(1,080)	(4)
Market appreciation (depreciation)	(1,234)	–	(172)	(1,406)	(6)
Foreign exchange and other	(1,227)	(119)	–	(1,346)	(5)

Balance, June 30, 2013	$31,307	$28,497	$18,466	$78,270	$525

26    BROOKFIELD ASSET MANAGEMENT

Listed Issuers

Listed issuers capital includes the market capitalization of our listed issuers: Brookfield Property Partners L.P., Brookfield Renewable Energy Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities. Capital also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining management fees. The decline during the second quarter of 2013 reflects lower stock market prices, foreign currency fluctuations and lower levels of corporate debt.

Private Funds

Private fund capital increased by $5.5 billion during the quarter to $28.5 billion due to a $5.8 billion in new fundraising, offset by return of capital and foreign exchange revaluations on non-U.S. dollar capital. The capital under management within our private funds has an average term of eight years. Private fund capital includes $9.1 billion of client capital that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $3.3 billion relates to property funds, $4.9 billion relates to infrastructure funds and $0.9 billion relates to private equity funds. This uncalled capital has an average term during which it can be called of approximately four years.

Public Securities

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Capital under management in this business line increased by $0.7 billion during the quarter. Net inflows were $0.9 billion. We have continued to expand our range of higher margin mutual fund and similar products and have received strong interest from clients supported in part by the favourable performance in many of our funds.

Construction and Property Services

Construction revenues decreased relative to the prior year, primarily from foreign currency revaluations. Operating margins decreased from 9.2% to 6.4% in the current quarter as additional costs were incurred on the completion of contracts.

The remaining work-in-hand totalled $4.0 billion at the end of June 30, 2013, and represented approximately 1.3 years of scheduled activity. The following table summarizes the work-in-hand:

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Australasia	$2,368	$2,626
Middle East	884	1,047
United Kingdom	503	606
Canada	251	44

	$4,006	$4,323

FFO from our property services operations increased over the prior year, driven by the increased contribution from our recently merged Canadian and Australian operations with Johnson Controls and our U.S. brokerage operations.

Q2 2013 INTERIM REPORT  27

PROPERTY

Overview

We launched our flagship listed property entity, Brookfield Property Partners L.P. (“BPY”), on April 15, 2013, through a 7.6% special distribution to our shareholders and now hold virtually all of our property assets through this entity. BPY is listed on the New York and Toronto stock exchanges and has a market capitalization of $11.1 billion at quarter end, based on IFRS values. Brookfield Property Partners now holds our 50% owned Brookfield Office Properties, our 22% interest in General Growth Properties and most of our interest in privately held investments, including our capital invested in our various property funds.

The following table disaggregates the financial results of our property operations into our principal business lines:

	Office Properties		Retail Properties		Multifamily, Industrial and Opportunistic		Corporate / Unallocated		Total Segment
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$633	$621	$44	$49	$464	$321	$–	$–	$1,141	$991
Segment operating income	418	338	118	104	142	118	–	–	678	560
Funds from operations	60	(14)	80	67	7	24	(13)	–	134	77

Valuation items	240	(28)	18	195	6	6	(3)	–	261	173
Segment financial position
Segment assets	$26,766	$26,337	$2,641	$3,094	$9,365	$8,191	$(393)	$–	$38,379	$37,622
Investments	2,533	2,596	5,641	5,212	327	335	–	–	8,501	8,143
Common equity by segment	6,156	6,474	5,697	5,812	736	672	(302)	–	12,287	12,958

Segment FFO increased from $77 million to $134 million. The increase of $57 million reflects a positive variance of $95 million from disposition and portfolio gains and increases in operating income from existing properties offset by lower ownership interest in the business following the formation of Brookfield Property Partners and associated corporate costs.

Our share of valuation items was $261 million compared to $173 million in 2012. We recorded increases across almost all of our portfolios, from positive leasing and continued discount rate compression.

Corporate property operations include Brookfield Property Partners corporate expenses, asset management fees paid and cash taxes paid in the quarter.

Office Properties

Our office properties include portfolios held through 50% owned Brookfield Office Properties and our 22% investment in Canary Wharf Group, as well as office properties held through various opportunity funds and other directly held assets in Australia and Europe.

Segment operating income from our office property portfolio increased by $80 million to $418 million. The variance was due to an $85 million cumulative loss recorded in 2012 on the sale of a non-core property, whereas the current period did not include any meaningful gains or losses. We recorded a 1% increase in NOI from existing properties, on a constant currency basis, reflecting the renewal of leases at rental rates that exceeded the expiring leases, partially offset by decreased occupancy levels.

FFO increased by $74 million over the 2012 quarter, reflecting the $80 million increase in segment operating income. Interest expenses were largely unchanged as the impact of additional borrowings in respect of newly acquired and completed properties was offset by the removal of borrowings on disposed of properties, in addition to lower borrowing costs on existing debt that we refinanced during this low interest rate environment.

The following table presents an analysis of our FFO, including net operating income (i.e. revenues less direct costs) from existing properties based on current foreign currency exchange rates. Existing properties are those that the company owned and operated throughout both the current and prior reporting periods since the beginning of the comparable quarter. Normalizing existing property net operating income for foreign currency variations is a non-IFRS measure, which we utilize to present variances that arise from changes in occupancy levels or net rents without the impact of currency fluctuations.

28    BROOKFIELD ASSET MANAGEMENT

	% Leased[1]		Average In-place Net Rent[1]		Segment Operating Income
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Existing properties
United States	87.5%	90.0%	$24.72	$24.02	$200	$198
Canada	96.9%	96.9%	25.53	24.94	70	70
Australasia	98.2%	97.2%	45.51	42.65	63	63
Europe	100.0%	100.0%	59.16	59.25	8	8

	91.3%	92.7%	$27.73	$26.72	341	339

Currency variance					–	2

					341	341
Equity accounted investments					22	22
Acquired, developed and sold					37	49
Investment and other income					17	11
Disposition gains					1	(85)

Segment operating income					418	338
Interest expense					(190)	(197)
Operating costs					(48)	(31)
Non-controlling interests					(120)	(124)

FFO					$60	$(14)

1.	On a same store basis

Net operating income from existing properties in 2013 increased by 1% over 2012 on a constant currency basis and reflects the renewal of leases at rental rates that exceed the expiring leases, which increased average in-place net rents on existing properties to $27.73 from $26.72, offset by a reduction in overall occupancy.

The contribution from properties acquired, developed and sold since the beginning of the comparative period reflects the completion of Brookfield Place Perth (+$18 million) in May 2012, whereas the prior year reflects acquisitions in Seattle, Washington D.C., and London as well as the sale of properties in Minneapolis, Brisbane and Auckland.

Properties classified as redevelopment properties, when applicable, are excluded from existing properties, since they are not in operation for both of the reported periods. There were no office properties undergoing redevelopment during either the 2013 or 2012 quarters.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Valuation Items

Valuation items of $240 million include $393 million of appraisal gains and $81 million in interest rate contract gains of which $220 million and $32 million, respectively, relates to our capital offset by the depreciation expense recorded on our resort properties. Approximately 60% of the appraisal gains arose from lower discount rates and 40% arose from increases in future cash flows, in part due to increases in expected and contracted rents.

The key valuation metrics of our commercial office properties are presented in the following table on a weighted average basis. The valuations are most sensitive to changes in the discount rate and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) also give rise to increased cash flows.

	United States		Canada		Australasia		Europe
AS AT JUN. 30, 2013 AND DEC. 31, 2012	2013	2012	2013	2012	2013	2012	2013	2012
Capitalization rate	n/a	n/a	n/a	n/a	n/a	n/a	6.0%	6.1%
Discount rate	7.5%	7.3%	6.4%	6.4%	8.5%	8.8%	7.1%	7.2%
Terminal capitalization rate	6.4%	6.3%	5.6%	5.6%	7.3%	7.1%	5.6%	5.8%
Investment horizon (years)	11	11	11	11	10	10	10	10

Q2 2013 INTERIM REPORT  29

Leasing

The overall portfolio occupancy rate in our office properties at the end of the quarter was 90%, and our average remaining lease term is seven years. We leased 2.0 million square feet during the quarter at average in-place net rents that were 8% above expiring rates. This increased our overall portfolio’s average in-place rents by 2% to $30.57 per square foot and reduced the percentage of spacing maturing prior to 2018 by 330 basis points when compared to year end. Average in-place rents on a portfolio basis remain at 15% below market rents and we are confident that we will be able to increase revenues through our leasing activities.

					Expiring Leases (000’s sq. ft.)
AS AT JUN. 30, 2013	% Leased[1]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond
North America
United States	86.3%	6.8	45,630	6,252	4,184	2,661	3,249	2,419	2,835	3,668	20,362
Canada	96.9%	8.1	16,714	512	1,374	340	1,302	1,678	632	737	10,139
Australasia	98.2%	5.9	10,258	188	202	793	1,157	1,117	992	1,015	4,794
Europe	90.0%	8.6	1,344	133	–	124	16	71	–	94	906

Total/Average	90.4%	7.0	73,946	7,085	5,760	3,918	5,724	5,285	4,459	5,514	36,201

Percentage of total			100.0%	9.6%	7.8%	5.3%	7.7%	7.1%	6.0%	7.5%	49.0%

As at December 31, 2012				8.9%	10.8%	6.0%	8.2%	7.1%	5.8%	6.2%	47.0%

1.	Occupancy was 91.1% at December 31, 2012 with the following breakdown by geography: United States 87.5%, Canada 96.9%, Australasia 97.7% and Europe 85.3%.

In North America, average in-place net rents across our portfolio approximate $27 per square foot and represent a discount of approximately 17% to the average market rent of $31 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place rents in our portfolio are A$53 per square foot, which represents a 7% discount to market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Office Development

During the quarter we commenced the development of Brookfield Place Tower 2 in Perth with tenant pre-commitments for approximately 40% of the 16 level, 366,000 square foot premium office tower. Construction is expected to be completed in late 2015. Subsequent to the end of the quarter, we commenced construction on our 2.4 million square foot office development project in downtown Calgary to be named “Brookfield Place – Calgary”. The development has signed 1.0 million of its 1.4 million square feet east tower with an anchor tenant. In January, we commenced construction of the platform for the Manhattan West development site on Ninth Avenue between West 31st and West 33rd Streets in New York City. Construction is expected to be completed in 2014, positioning the project to receive tenants in 2016. We recently acquired an adjacent property to further expand this important development initiative.

With the exception of Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place Tower 2 in Perth, and Brookfield Place – Calgary, all of our development sites are in their planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve our pre-leasing targets.

Retail Properties

FFO of $80 million includes $65 million (2012 – $60 million) from our share of GGP’s portfolio, $9 million (2012 – $nil) of disposition gains and $6 million (2012 – $7 million) from other operations, including Rouse Properties.

GGP reported 17% growth in its U.S. GAAP company FFO, which reflects increases in both net rents and occupancy as well as lower financing costs. Initial rental rates for leases commencing in 2013 on a suite-to-suite basis increased by 11% or $6.25 per square foot, to $62.79 per square foot when compared to the rental rate for expiring leases. Tenant sales were $560 per square foot on a trailing 12-month basis, representing a 5.1% increase on a comparable basis.

The remaining FFO excluding gains of $6 million includes the results of Rouse Properties, which was spun out of GGP during the first quarter of 2012, returns from the capital invested in our Brazilian retail property fund and direct interests in Australian retail properties.

30    BROOKFIELD ASSET MANAGEMENT

GGP’s mall leased percentage was 95.9% at quarter end, an increase of 160 basis points from June 30, 2012.

GGP issued $690 million of mortgage notes during the quarter at a weighted average interest rate of 3.78% and average term of 9.4 years. The average interest rate of the original loans was 5.68% and the remaining term to maturity was 1.5 years. The transactions generated approximately $159 million of incremental proceeds. In addition, GGP obtained a $1.5 billion corporate loan with a weighted average interest rate of LIBOR + 2.5% and a term-to-maturity of three years (with two one-year extension options). The new corporate loan replaces existing loans secured by 16 properties with a weighted average interest rate of 3.98% and term-to-maturity of 3.3 years. The refinancing transactions generated approximately $341 million in net proceeds to GGP.

Valuation Items

Valuation gains of $18 million include $32 million ($16 million net) of appraisal gains principally from Rouse offset by valuation losses on investment properties within GGP. Valuation gains were higher in the prior year primarily due to appraisal gains recorded within GGP’s investment property portfolio.

The blended capitalization rate utilized on our U.S. portfolio on a direct capitalization method was approximately 5.6% (2012 – 5.7%).

Our Brazilian portfolio was valued on a discounted cash flow basis using a discount rate of 8.5% (2012 – 8.5%), a terminal capitalization rate of 7.2% (2012 – 7.2%) and an investment horizon of 10 years (2012 – 10 years).

Leasing Profile

					Expiring Leases (000’s sq. ft.)
AS AT JUN. 30, 2013	% Leased[2]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond

United States[1]	94.7%	6.0	60,341	3,222	1,666	7,173	6,270	6,123	6,030	5,895	23,962
Brazil	95.1%	7.0	2,853	140	507	338	444	280	301	109	734
Australasia	94.8%	3.3	1,436	74	56	47	91	716	352	10	90

Total/Average	94.7%	6.0	64,630	3,436	2,229	7,558	6,805	7,119	6,683	6,014	24,786

Percentage of total			100.0%	5.3%	3.5%	11.7%	10.5%	11.0%	10.3%	9.3%	38.4%

As at December 31, 2012				4.8%	10.7%	9.9%	9.8%	10.3%	10.3%	8.0%	35.8%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements
2.	Occupancy was 95.1% at December 31, 2012 with the following breakdown by geography: United States 95.0%, Brazil 94.7% and Australasia 98.2%

GGP has redevelopment activities under construction totalling approximately $900 million of capital investment (at share), encompassing 24 properties including Ala Moana, Fashion Show, and Glendale Galleria.

Multifamily, Industrial and Opportunistic

These funds have committed capital of $6.7 billion, including $4.7 billion from clients and $2.0 billion from ourselves, of which $2.6 billion is currently invested. One of our early funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds.

Our net invested capital in the funds is $736 million (December 31, 2012 – $672 million) and our share of the underlying FFO for the second quarter was $7 million (2012 – $24 million) reflecting a lower amount of portfolio gains on loans and securities held within these funds.

Q2 2013 INTERIM REPORT  31

RENEWABLE POWER

Overview

We own a 65% interest in Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable” or “BREP”), which is our flagship listed entity in the renewable power sector. BREP is listed on both the NYSE and TSX and had a market capitalization of $7.4 billion at June 30, 2013. BREP operates renewable power facilities and owns them both directly as well as through joint ventures and institutional infrastructure funds that we manage. In addition to our role as the manager of BREP, we purchase a portion of BREP’s power pursuant to long-term contracts at predetermined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table summarizes the operating results and financial profile of our renewable power operations by operating region:

	United States		Canada		Brazil		Corporate/ Unallocated		Total Segment
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$241	$118	$131	$85	$75	$98	$–	$–	$447	$301
Segment operating income	164	61	94	63	56	58	–	–	314	182
Funds from operations	44	8	32	15	25	19	(22)	(21)	79	21

Valuation items	(3)	(115)	(60)	(49)	(24)	(25)	–	–	(87)	(189)
Segment financial position
Segment assets	$8,081	$6,964	$7,250	$7,405	$2,493	$2,775	$(2,709)	$(2,841)	$15,115	$14,303
Common equity by segment	2,300	1,877	2,531	2,939	1,320	1,505	(1,565)	(1,345)	4,586	4,976

Generation[1]
Total	3,407	1,855	1,955	1,406	903	811	–	–	6,265	4,072
Long-term average[2]	3,300	2,385	1,968	1,802	903	811	–	–	6,171	4,998
Existing facilities[3]	2,313	1,855	1,817	1,290	848	811	–	–	4,978	3,956

1.	Gigawatt hours of electricity production
2.	Expected annualized generation based on engineering studies and historical results
3.	Generation by facilities owned and operated throughout both reporting periods

Operating Results

FFO increased by $58 million year-over-year to $79 million as hydroelectric generation returned to levels that were consistent with long-term average levels compared to significantly below average levels in the prior year. FFO also reflected increased spot market pricing in uncontracted regions and the contribution from newly acquired and commissioned assets. This was partially offset by a decrease in our ownership of BREP, following the sale of a 3% interest in the first quarter of 2013.

Generation increased by 2,193 gigawatt hours or 54% compared to the 2012 quarter and was 1% above long-term average. Facilities acquired or commissioned contributed 1,171 gigawatt hours of production and $66 million of revenues. Generation from existing facilities was consistent with long-term averages, compared to a 18% shortfall in the 2012 quarter, resulting in an increase in generation and revenues of 1,022 gigawatt hours and $79 million, respectively.

The increase in generation from existing facilities increased FFO by $43 million after taking into consideration direct costs, financing and non-controlling interests. Facilities acquired or commissioned contributed an additional $16 million of FFO relative to the prior year. We estimate that FFO would have been $4 million lower during the 2013 quarter and $37 million higher during the 2012 quarter had we achieved long-term average generation in both periods, all other factors (i.e. pricing, capitalization etc.) being equal.

Improved pricing increased both revenues and FFO by $17 million. This reflects improved short-term pricing in New England and New York markets, as well as a better mix in generation between higher and lower priced markets.

32    BROOKFIELD ASSET MANAGEMENT

Lower exchange rates during the quarter, particularly the Brazilian real, reduced revenues, operating income and FFO by $5 million, $4 million and $3 million, respectively. The increase in the capitalization and unit values of BREP during the first quarter contributed towards a $5 million increase in our share of management fees and other corporate costs.

We recorded net valuation items of negative $87 million, compared to negative $189 million in the second quarter of 2012. The net charge from depreciation during the quarter was $85 million (2012 – $80 million). We also recorded negative valuation adjustments to long-term power sales contracts of $44 million as a result of the impact of increased electricity prices (although this has a positive impact on the uncontracted portion of our generation) offset by a positive $76 million ($54 million net) mark-to-market on short-term commodity and financial contracts that secure rates on future anticipated financings.

Valuation decreases in the prior quarter reflected the impact of lower spot prices on the value of shorter-term contracts to sell energy, and a decline in interest rates resulting in a lower value of financial contracts. The prior year also included a $34 million valuation gain upon commencement of construction of a British Columbia hydroelectric project within our IFRS financial statements.

The following table provides further analysis of segment operating income which, for this purpose, includes equity accounted FFO and excludes investment income:

	2013				2012
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues[1]	Direct Costs	Segment Operating Income	Production (GWh)	Realized Revenues[1]	Direct Costs	Segment Operating Income
Hydroelectric	5,364	$356	$112	$244	3,387	$230	$89	$141
Wind energy	737	83	19	64	467	57	25	32
Co-generation	164	11	8	3	218	13	9	4

Segment operating income	6,265	$450	$139	$311	4,072	$300	$123	$177

Per Megawatt hour (MWh)
Total generation		$72	$22	$50		$73	$30	$43
Hydroelectric generation		$66	$21	$45		$68	$26	$42

1.	Includes equity accounted FFO of $6 million (2012 – $4 million) and excludes investment income of $4 million (2012 – $5 million) that is also included in net operating income

Segment operating income increased by $134 million from 2012, primarily driven by a $73 million increase in revenue on a same store basis, from increased generation, and $47 million from newly acquired or commissioned assets. Foreign currency revaluation decreased revenues and costs from our Canadian and Brazilian assets by $5 million in aggregate. Costs are largely fixed and therefore do not change to the same extent as revenues when generation changes; increases reflect the addition of newly acquired and commissioned facilities to the portfolio.

Realized prices on a per MWh basis decreased to $72 year-over-year on a total portfolio basis, which represents a decline from $68 to $66 for the hydroelectric portfolio. The decline in hydroelectric prices is due to the acquisition of facilities with shorter-term low priced contracts that we intend to recontract over time as prices recover.

Operating costs per MWh were $22 and $30 in the 2013 and 2012 quarters, respectively on a total portfolio basis. Costs are largely fixed and therefore increases in generation on existing facilities will reduce costs on a per unit basis, as was the case in the current quarter.

Segment Financial Position

Segment assets increased by approximately $0.8 billion in total, which includes a $1.5 billion increase in the U.S. primarily as a result of acquisitions of hydroelectric and wind energy assets in the first quarter of 2013, partially offset by depreciation and foreign currency revaluation.

Common equity by segment declined by $0.4 billion, primarily from the sale of units of Brookfield Renewable by us during the first quarter and foreign currency revaluation.

Contract Profile

We have contracted 73% and 65% of our long-term average generation for the balance of 2013 and 2014, respectively. Approximately 67% of the expected generation is hedged with long-term contracts that have an average term of 11.3 years, while 4% of our revenue for 2013 is hedged with shorter-term financial contracts.

Almost all of Brookfield Renewable’s generation in Brazil is sold under power sales agreements, as is all of the wind energy in North America. Our wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that fix the prices for most of the North American hydroelectric generation that is not already

Q2 2013 INTERIM REPORT  33

sold under a long-term contract. The majority of these arrangements are offset by us with long-term contracts. Our primary residual exposure to price fluctuations relates to approximately 5,000 GWh of annual generation that we have committed to purchase from Brookfield Renewable at an average price of $73 per MWh for which we have no offsetting long-term sales agreements. We estimate that a $10 per MWh negative variance results in an approximate $18 million decrease in FFO based on our 65% ownership of Brookfield Renewable, because we recover our proportionate share of any negative variance through our ownership interest. On the other hand, we will record annual FFO increases of $50 million for every $10 per MWh of positive variance from the contracted price, which we believe will add significant value over the longer term as demand and prices for renewable hydroelectric generation increase. The negative impact of these contracts on FFO during the second quarter of 2013 was $43 million (2012 – $38 million) or $15 million (2012 – $12 million), based on our proportionate interest in Brookfield Renewable, although we believe the stability provided to BREP’s profile far outweighs the current FFO impact.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2013	2014	2015	2016	2017
Generation (GWh)
Contracted
Power sales agreements
Hydro	5,552	10,610	8,975	8,739	8,097
Wind	1,174	2,490	2,490	2,489	2,489
Gas and other	195	134	–	–	–

	6,921	13,234	11,465	11,228	10,586
Financial contracts	458	876	–	–	–

Total contracted	7,379	14,110	11,465	11,228	10586
Uncontracted	2,709	7,446	9,974	10,184	10,826

Long-term average generation	10,088	21,556	21,439	21,412	21,412

Contracted generation – as at June 30, 2013
% of total generation	73%	65%	53%	52%	49%
Price (per MWh)	$81	$83	$91	$92	$90

The average contracted price fluctuates from period to period as existing contracts expire and we enter into new contracts, and as a result of changes in currency exchange rates for contracts in Brazil and Canada.

We acquired facilities during the last nine months with estimated contracted generation of 3,000 gigawatt hours, approximately half of which is sold under contract at what we consider to be low prices that can be exceeded in the near term markets. These contracts terminate during 2013 and 2014, resulting in a decrease in the proportion of contracted generation; however, we are confident that we can ultimately secure much longer-term contracts at higher prices.

The decrease in the amount of annual generation contracted under long-term power sales agreements prior to 2017 also reflects the expiry of contracts in Brazil. Given the continued economic expansion in that country and the increasing need for generation capacity, we are confident that we will be able to sell our power at increasing rates and secure long-term contracts on favourable terms.

We continue to pursue opportunities to secure long-term contracts at pricing that reflects the favourable renewable characteristics of our energy production in North America.

34    BROOKFIELD ASSET MANAGEMENT

INFRASTRUCTURE

Overview

We own a 28% interest in Brookfield Infrastructure Partners L.P. (“BIP”), which is our flagship listed entity in this sector. BIP is listed on the New York and Toronto stock exchanges and had a market capitalization of approximately $8 billion at June 30, 2013. BIP owns a number of infrastructure businesses directly as well as through private funds and joint ventures that we manage. The private funds represent invested capital of $6.9 billion and uninvested capital commitments of $8.0 billion. Brookfield’s share of the invested capital and uninvested capital are $2.4 billion and $3.1 billion, respectively. We also hold direct interests in our sustainable resources businesses, which include our timber funds and our agriculture business.

In July 2013, we sold our U.S. Pacific Northwest timberlands which we held both directly and through BIP for $2.65 billion of gross proceeds. Our direct share of the net proceeds was $600 million and BIP received $470 million for its 30% interest. Following the completion of the sale, BIP holds all of our utilities and transport and energy investments. Our remaining sustainable resources businesses are held by Brookfield.

In May 2013, Brookfield Infrastructure completed a $330 million equity offering, in which we participated on a proportionate basis.

The following table sets out the operating performance of our infrastructure segment by business line as well as its financial position:

	Utilities		Transport and Energy		Sustainable Resources		Corporate / Unallocated		Total Segment
AS AT JUN. 30, 2013 AND DEC.31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$236	$219	$229	$146	$186	$162	$6	$3	$657	$530
Segment operating income	175	156	167	77	124	67	21	6	487	306
Funds from operations	27	30	29	15	30	22	(6)	(7)	80	60

Valuation items	(3)	(15)	(17)	(25)	8	16	8	(5)	(4)	(29)
Segment financial position
Segment assets	$4,555	$4,707	$4,793	$5,254	$3,647	$4,729	$330	$20	$13,325	$14,710
Investments	1,128	1,122	1,332	1,384	8	9	13	20	2,481	2,535
Common equity by segment	569	593	769	935	1,258	1,290	(4)	(247)	2,592	2,571

Operating Results

We own virtually all of our infrastructure businesses through BIP and partially owned funds, therefore the majority of the revenues and operating income accrue to non-controlling interest as opposed to FFO, and is also reduced by interest expense on the debt financing associated with the acquired businesses.

Revenues increased by $127 million, or 24%, to $657 million, reflecting the contribution from acquisitions and capital expansions as well as improved pricing in our timber business. Revenues and segmented operating income continued to increase in our utilities and transport and energy businesses, primarily reflecting the contribution from our recently expanded UK distribution business, higher volumes following the completion of a major expansion of our Australian rail lines and the acquisition of South American toll road businesses. Revenues in our sustainable resources businesses reflect increased demand and pricing arising from the ongoing U.S. housing recovery, which gave rise to a 24% increase in log prices.

Segment operating income increased by $181 million to $487 million reflecting the factors noted above as well as $71 million of disposition gains. These include the sale by BIP of its remaining Canadian timber operations. Our proportionate share of these gains was $20 million, of which $15 million related to the timber and $5 million related to a non-core asset disposition. The prior year included an $11 million disposition gain on the partial sale of our Brazilian agricultural lands within our sustainable resources business line.

FFO increased by $11 million to $60 million prior to the $20 million of net disposition gains, representing a 22% increase over the prior year. Within utilities, the increase from the UK distribution expansion was offset by our reduced interest in our Chilean transmission business following the sale of our direct interest in this business to BIP in late 2012. In transport and energy, the Australian rail line expansion contributed $8 million of additional FFO and the acquired toll roads contributed $6 million. The improved U.S. Pacific Northwest timber results contributed $7 million of additional FFO.

Q2 2013 INTERIM REPORT  35

Valuation Items

We recorded net valuation charges of $4 million compared to $29 million during 2012. Depreciation represents $28 million and $22 million net of non-controlling interests, respectively, during each period. Offsetting this in the 2013 quarter are valuation gains on currency, inflation and interest rate contracts put in place to protect asset values and cost of capital. We note that the assets associated with the depreciation and financial contracts are only revalued at year end.

Financial Position

The financial position of this segment was relatively unchanged during the period and common equity by segment increased by $21 million reflecting the $95 million of capital we invested in BIP’s equity offering, partially offset by foreign currency revaluation of non-U.S. dollar investments.

We completed refinancings at a number of our operations, capitalizing on opportunities to issue long-term debt in this historically low interest rate environment. In total, we refinanced $1.2 billion of debt at an average rate of 4%. These efforts have positioned us very well going into 2013 as our business now has a well laddered debt maturity profile, with an average maturity of nine years.

Our R$665 million Brazil Agriland Fund is currently 88% invested. Our total investment, including our historical business as well as new investments through the Fund, is approximately $387 million, and is carried at fair value under IFRS and revalued quarterly.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $2.7 billion as well as direct investments in several public companies including Norbord, Western Forest Products Inc., Brookfield Residential Properties Inc. and Brookfield Incorporaçőes S.A.

The following table sets out the operating performance of our private equity segment as well as its financial profile:

	Private Equity		Residential		Total Segment
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$1,154	$1,111	$656	$510	$1,810	$1,621
Segment operating income	253	123	65	56	318	179
Funds from operations	117	43	10	9	127	52
Valuation items	(17)	(34)	(23)	(26)	(40)	(60)
Segment financial position
Segment assets	$3,745	$3,583	$5,838	$5,892	$9,583	$9,475
Common equity by segment	1,035	957	1,432	1,617	2,467	2,574

Revenues, segment operating income and funds from operations all increased compared to 2012 reflecting the ongoing recovery in the U.S. housing market. This had a particularly favourable impact on the two panelboard and lumber businesses in our private equity funds. These increases were partially offset by a slowdown in activity in our Brazilian residential operations. We disposed of 0.5 million shares of Norbord Inc. during the current quarter for proceeds of $15 million and an $11 million disposition gain.

Private Equity

We operate six institutional private equity funds with total invested capital of $1.3 billion and uninvested capital commitments of $1.4 billion. Brookfield’s share of the invested and additional commitments is $0.5 billion and $0.5 billion, respectively. We also directly own a number of investments that are outside the mandates of our private equity funds or other operating entities.

The private equity fund portfolios include 16 investments in a diverse range of industries. Our average investment is $40 million and our largest single exposure is $272 million using IFRS values or $382 million, based on the internal valuations provided to our fund investors. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at June 30, 2013 was $804 million, based on stock market prices, compared to our carrying value of $253 million.

The results of our private equity activities are shown in the following table. Our share of FFO from private equity investments increased to $106 million from $43 million in 2012, prior to disposition gains.

36    BROOKFIELD ASSET MANAGEMENT

	Carrying Values		Revenues		Funds from Operations
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Industrial and forest products	$762	$679	$833	$811	$78	$26
Held for sale (Longview Fibre)	(66)	(88)	228	209	14	5
Energy and related services	134	149	57	57	3	6
Business services	70	139	27	21	9	2
Bridge lending	132	75	9	13	2	4
Property and other	3	3	–	–	–	–

	1,035	957	1,154	1,111	106	43
Disposition gains	–	–	–	–	11	–

	$1,035	$957	$1,154	$1,111	$117	$43

Revenues increased by $43 million, due principally to increased prices and volumes within businesses which are benefitting from the U.S. housing recovery. This led to an increase in FFO from our industrial and forest products businesses to $92 million, a $61 million increase over 2012. These include Norbord, Ainsworth Lumber Co. Ltd., Longview Fibre Paper and Packaging Inc. (“Longview Fibre”) and Western Forest Products Inc.

In July 2013, we sold our interest in Longview Fibre achieving a 69% IRR and a 10x multiple on our capital. We received $200 million of cash proceeds and expect to recognize a disposition gain in our IFRS financial statements of approximately $250 million in the third quarter.

Residential

Our residential operations are conducted primarily through two public vehicles: Brookfield Residential Properties Inc. (“Brookfield Residential”) and Brookfield Incorporações S.A (“BISA”). We also have residential operations in Australia which we are continuing to wind down.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the process.

Our North American business is conducted through Brookfield Residential. We hold approximately 65% of Brookfield Residential which is listed on the New York and Toronto stock exchanges. We are active in 11 principal markets located primarily in Alberta, Ontario, California, Denver, Austin, Phoenix and Washington, D.C. area, and control over 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through BISA. We hold approximately 45% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, Curitiba and Campinas, which collectively account for the majority of the Brazilian real estate market.

The following table sets out the operating results and financial profile of our residential activities:

	North America		Brazil		Australia		Total
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$298	$248	$338	$193	$20	$69	$656	$510
Segment operating income	42	46	16	4	7	6	65	56
Funds from operations	22	15	(12)	(7)	–	1	10	9
Valuation items							(23)	(26)
Segment financial position
Segment assets	$2,669	$2,219	$2,914	$3,340	$255	$333	$5,838	$5,892
Common equity by segment	894	913	362	482	176	222	1,432	1,617

Our North American operations are demonstrating strong growth and are experiencing increasing demand and supply constraints in our major markets. We continue to experience strong operational performance and ended the quarter with significantly higher backlog and net new home orders when compared to the same period last year.

Q2 2013 INTERIM REPORT  37

We delivered 480 homes and 408 lots during the quarter, compared to 376 and 463, respectively, in 2012, resulting in revenues of $298 million compared to $248 million in 2012. The gross margin on our Canadian operations was 31% compared to 37% in 2012, reflecting decreased margins on a bulk land sale in the current quarter. Margins in our U.S. operations continue to expand as a result of increased pricing and product mix.

Our Brazilian operations delivered sixteen projects during the quarter and recognized R$678 million of revenue for the three months ended, June 30, 2013. While revenues have increased over the 2012 quarter, we have also experienced some margin pressure in the short term from cost increases; however, we continue to expect strong margins on ongoing projects when completed. Launched projects and contracted sales during the second quarter were R$293 million and R$651 million compared to R$380 million and R$737 million, respectively, in the prior year.

38    BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Debt to Capitalization

The following table presents our debt to capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

We define capitalization to include accounts payable and other liabilities and deferred income taxes, as well as borrowings, capital securities, interests of others in consolidated funds and equity, which is consistent with how we assess our leverage ratios and how we present them to our rating agencies.

	Corporate		Proportionate		Consolidated[1]
AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	2013	2012	2013	2012
Corporate borrowings	$3,361	$3,526	$3,361	$3,526	$3,361	$3,526
Non-recourse borrowings
Property-specific mortgages	–	–	19,310	21,794	34,047	33,720
Subsidiary borrowings[2]	1,206	1,130	5,029	4,928	8,357	7,585

	4,567	4,656	27,700	30,248	45,765	44,831

Accounts payable and other	911	1,199	6,231	7,175	10,128	11,652
Deferred tax liabilities	–	–	3,825	3,753	6,788	6,425
Capital securities	307	325	620	758	940	1,191
Interests of others in consolidated funds	–	–	–	–	505	425
Equity
Non-controlling interests	–	–	–	–	24,308	23,287
Preferred equity	3,098	2,901	3,098	2,901	3,098	2,901
Common equity	16,688	18,150	16,688	18,150	16,688	18,150

	19,786	21,051	19,786	21,051	44,094	44,338

Total capitalization	$25,571	$27,231	$58,162	$62,985	$108,220	$108,862

Debt to capitalization[3]	18%	17%	48%	48%	42%	41%

1.	Includes liabilities associated with assets held for sale
2.	Includes $1,206 million (December 31, 2012 – $1,130 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
3.	Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited in almost all cases to our invested capital. The debt-to-capitalization ratio on this basis is 42% (December 31, 2012 – 41%).

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in borrowings on this primarily reflects the assumption of non-recourse asset specific borrowings on newly acquired or consolidated assets and businesses. These changes had little impact on our proportionate consolidation as the borrowings were already reflected in that basis of presentation and our share of the borrowings is often substantially reduced, after considering the amounts attributable to our partners.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Corporate capitalization was relatively unchanged since year end.

Common and preferred equity totals $19.8 billion and represents 77% of our corporate capitalization. The average term to maturity of our corporate debt is eight years.

Q2 2013 INTERIM REPORT  39

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 48% debt-to-capitalization ratio at June 30, 2013 (December 31, 2012 – 48%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile. The increase reflects the distribution of Brookfield Property Partners units to shareholders and the impact of lower currency exchange rates on our equity base as opposed to increased borrowings, which were lower than at the beginning of the year.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in October 2015. Our financial statements include an accrual of $1,206 million (December 31, 2012 – $1,130 million) in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $213 million (December 31, 2012 – $257 million) in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Corporate Borrowings

	Average Term		Maturity
AS AT JUN. 30, 2013 (MILLIONS)	2013	2012	2013	2014	2015	2016 & After	Total
Commercial paper and bank borrowings	4	4	$–	$–	$–	$515	$515
Term debt	9	9	75	25	–	2,746	2,846

	8	8	$75	$25	$–	$3,261	$3,361

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to, or backed by, $2.2 billion of committed revolving term credit facilities of which $1.9 billion have a five-year term and the remaining $300 million have a four-year term. As at June 30, 2013, approximately $189 million (December 31, 2012 – $253 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2013 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

The average interest rate on our corporate borrowings was 4.6% at June 30, 2013 (December 31, 2012 – 4.7%).

Non-controlling Interests

Interests of co-investors in net assets are comprised of three components: participating equity interests, participating interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

Non-controlling interests increased by $1.1 billion, primarily as a result of a $906 million special distribution to our shareholders of a 7.6% interest in Brookfield Property Partners. Other changes include the issuance of partnership equity to investors in property funds to finance acquisitions and the sale by us of units in Brookfield Renewable Energy Partners as well as foreign currency revaluation of non-U.S. dollar subsidiaries.

40    BROOKFIELD ASSET MANAGEMENT

Non-controlling interests are shown in the table below:

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Participating equity interests
Property
Brookfield Property Partners L.P.(1)	$894	$–	$894
Subsidiaries
Brookfield Office Properties Inc.(1)	5,316	5,093	223
Private funds and other	3,745	4,128	(383)
Other	488	363	125
Renewable power
Brookfield Renewable Energy Partners L.P.(1)	2,079	2,010	69
Private funds and other	1,042	1,042	–
Infrastructure
Brookfield Infrastructure Partners L.P.(1)	3,599	3,582	17
Private funds and other	1,756	2,202	(446)
Other	472	478	(6)
Private equity, residential and other
Brookfield Incorporações S.A.(1)	586	727	(141)
Brookfield Residential Properties Inc.(1)	448	427	21
Other	1,130	983	147

	21,555	21,035	520
Interest of others in funds	505	425	80

	22,060	21,460	600

Non-participating interests
Brookfield Office Properties Inc.	1,542	1,345	197
Brookfield Renewable Energy Partners L.P.	804	500	304
Other	407	407	–

	2,753	2,252	501

	$24,813	$23,712	$1,101

1.	Listed issuer participating equity interests represents non-controlling interests at the listed issuer level

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Limited Voting Shares during the quarter were as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Outstanding at beginning of period	615.9	618.0	619.6	619.3
Issued (repurchased)
Repurchases	(1.7)	–	(6.2)	(2.3)
Management share option plan	1.1	0.5	1.9	1.4
Dividend reinvestment plan	0.1	0.1	0.1	0.2

Outstanding at end of period	615.4	618.6	615.4	618.6
Unexercised options	37.6	39.0	37.6	39.0

Total diluted shares at end of period	653.0	657.6	653.0	657.6

The company holds 9.5 million Class A Limited Voting Shares (December 31, 2012 – 5.5 million) in Escrowed Share Plan subsidiaries which form part of our management long-term share ownership programs. These have been deducted from the total amount of shares outstanding. We purchased 1.7 million Class A Limited Voting Shares for these subsidiaries during the second quarter of 2013 for $60 million.

The cash value of our unexercised options was $953 million at June 30, 2013 (December 31, 2012 – $912 million).

As of August 12, 2013, the Corporation had outstanding 614,968,217 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Q2 2013 INTERIM REPORT  41

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Net income	$230	$138	$590	$554
Preferred share dividends	(36)	(33)	(72)	(62)

	194	105	518	492
Capital securities dividends[1]	–	2	4	15

Net income available for shareholders	$194	$107	$522	$507

Weighted average shares	616.0	618.2	617.6	618.8
Dilutive effect of the conversion of options using treasury stock method[2]	11.8	10.7	12.5	10.7
Dilutive effect of the conversion of capital securities[1,3]	–	3.9	4.6	21.5

Shares and share equivalents	627.8	632.8	634.7	651.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of C$2.00 or 95% at the market price at the time of conversion at the option of either the company or the holder. The Series 10 and 11 shares were redeemed on April 5, 2012 and October 1, 2012, respectively

2.	Includes impact Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period end

LIQUIDITY

Overview

Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at June 30, 2013, core liquidity at the corporate level was $2.3 billion, consisting of $0.8 billion in net cash and financial assets and $1.4 billion in undrawn credit facilities. Aggregate core liquidity was $5.3 billion at the end of the second quarter, $1.1 billion higher than at the end of 2012, which includes the core liquidity of our principal subsidiaries, which consist for these purposes of Brookfield Property Partners, Brookfield Office Properties Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure Partners L.P. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities.

The following table presents core liquidity on a corporate and consolidated basis:

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2013	2012	2013	2012	2013	2012
Cash and financial assets, net	$836	$1,133	$908	$497	$1,744	$1,630
Undrawn committed credit facilities	1,430	1,154	2,082	1,364	3,512	2,518

	$2,266	$2,287	$2,990	$1,861	$5,256	$4,148

We closed the sale of Longview Fibre and our U.S. Pacific Northwest timberlands in July 2013 which generated net cash proceeds to us and BIP of $0.8 billion and $0.5 billion, respectively.

42    BROOKFIELD ASSET MANAGEMENT

Cash and Financial Assets

We maintain a portfolio of financial assets funded with surplus activity with the objective of generating favourable investment returns.

	Carrying Values		Revenues, Gains and Direct Costs
AS AT JUN. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Financial assets
Government bonds	$156	$137
Corporate bonds	116	169
Other fixed income	14	19
High-yield bonds	267	192
Preferred shares	29	297
Common shares	696	690
Loans receivable/deposits	19	40

Total financial assets	1,297	1,544	$68	$13
Cash and cash equivalents	373	175	–	–
Deposits and other liabilities	(834)	(586)	(8)	(6)

Common equity by segment/FFO	$836	$1,133	$60	$7

Funds from operations includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

Government and corporate bonds are held for liquidity purposes, certain of which match insurance liabilities.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $820 million pursuant to which we have purchased protection against the reference debt instrument and $20 million of notional value where we have sold protection.

We recorded gains on investment positions totalling approximately $17 million during the quarter, compared to losses of $13 million in the prior year.

Financing Activities and Liquidity

We issued or raised $23.1 billion of capital during the first seven months of 2013 through consolidated and equity accounted investments to finance growth activities, extend our maturity profile and supplement our liquidity as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$2,780	2.97%	5 years
Asset specific	9,460	4.10%	8 years
Private funds	5,780	n/a	10 years
Equity/asset sales	4,305	n/a	n/a
Preferred share issuances	550	4.96%	n/a
Common shares	215	n/a	n/a

	$23,090

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $6.1 billion of the asset specific financings and the $0.6 billion of preferred shares issued have fixed-rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continue to reduce the attractiveness of pre-financing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves.

We have also locked in the reference rates for approximately $3.3 billion of anticipated future financings in the United States and Canada over the next three years at an average risk free rate of 2.35%. The effective rate will be approximately 3.46% at the expected time of issuance relating to the projected steepness of the yield curve during this period. This represents approximately 50% of expected issuance into the North American markets during this period.

Q2 2013 INTERIM REPORT  43

Cash Flow Summary

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Operating activities	$867	$4	$989	$166
Financing activities	1,025	1,108	1,882	1,616
Investing activities	(1,430)	(805)	(2,346)	(1,227)

Increase in cash and cash equivalents	$462	$307	$525	$555

The following narrative discusses the cash flows reflected in our consolidated financial statements, and therefore excludes activities within equity accounted investments.

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, and excluding non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes and also includes changes in non-cash working capital.

In addition, cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, which represented an outlay of $61 million during the second quarter of 2013 (2012 – outlay of $290 million). While we consider this to be an investment activity, it is included in operating activities because the associated assets are classified as inventory under IFRS.

Financing Activities

We generated $1.0 billion of liquidity from financing activities, consistent with the amount generated in 2012. Current quarter financing activities primarily consist of $606 million of additional net borrowings issued, and the issuance of $646 million of non-controlling interests through unit issuances in our managed listed issuers and capital calls in our private funds, including a $330 million issuance from Brookfield Infrastructure partners. In addition, we issued C$200 million of Series 37 perpetual preference shares.

Financing activities in the 2012 quarter include the net issuance of $1.8 billion of borrowings, including the issuance of $423 million of corporate debentures, which refinanced $350 million of 8.95% debt. In addition, the prior year included the redemption of C$250 million of capital securities.

Investing Activities

We invested $1.4 billion during the quarter, an increase of $0.6 million over 2012. We continue to invest capital in our listed issuers and private funds, including the acquisition of a European industrial property operation for $370 million in June 2013 in addition to an office property for consideration of $76 million, and fund development activities within our property, renewable power and infrastructure operations. During the quarter, Brookfield Infrastructure sold its 25% interest in our Canadian Timberlands for proceeds of $173 million.

Investing activities in 2012 include the acquisition of three office properties for consideration of $405 million and the deployment of capital in our Australian rail operations.

44    BROOKFIELD ASSET MANAGEMENT

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2012 financial statements contain a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2012 consolidated financial statements.

Adoption of Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must exercise power over the investee’s financial and operating decisions, have exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns in order to conclude it controls an investee. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.     Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized.

Q2 2013 INTERIM REPORT  45

iii.     Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities.

IFRS 13 also requires specific disclosures related to fair values used within the consolidated financial statements. The company adopted the disclosure requirements under IAS 34, Interim Financial Reporting in Note 5.

iv.     Presentation of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10, 11 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the three and six month period ended June 30, 2012:

	As at December 31, 2012			As at January 1, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property-specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common Equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

	For the Three Months Ended June 30, 2012			For the Six Months Ended June 30, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Revenues	$4,411	$14	$4,425	$8,431	$33	$8,464
Net income	379	–	379	1,099	2	1,101
Net income to shareholders	138	–	138	554	–	554

Consolidated Statement of Comprehensive Income (Loss):
Other comprehensive income (loss)	$(907)	$–	$(907)	$(246)	$(6)	$(252)
Other comprehensive income (loss) to shareholders	(492)	–	(492)	(83)	(4)	(87)
Comprehensive income (loss)	(528)	–	(528)	853	(4)	849
Comprehensive income (loss) to shareholders	(354)	–	(354)	471	(4)	467

46    BROOKFIELD ASSET MANAGEMENT

Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board as required by section 5:25d, paragraph 2, under c of the Dutch Act of Financial Supervision confirm that to the best of their knowledge:

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

The management report included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act of Financial Supervision regarding the Corporation and the undertakings included in the consolidation taken as whole.

Q2 2013 INTERIM REPORT  47

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

48    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Jun. 30, 2013	Dec. 31, 2012[1]

Assets
Cash and cash equivalents		$3,264	$2,850
Other financial assets	5, 6	3,514	3,111
Accounts receivable and other	6	6,774	6,952
Inventory	6	6,348	6,581
Assets classified as held for sale	8	4,400	–
Investments		11,478	11,618
Investment properties		33,134	33,161
Property, plant and equipment	7	30,294	31,148
Sustainable resources		503	3,516
Intangible assets		5,184	5,770
Goodwill		1,676	2,490
Deferred income tax assets		1,651	1,665

Total Assets		$108,220	$108,862

Liabilities and Equity
Accounts payable and other	6	$9,873	$11,652
Liabilities associated with assets classified as held for sale	8	2,660	–
Corporate borrowings		3,361	3,526
Non-recourse borrowings
Property-specific mortgages	6	32,406	33,720
Subsidiary borrowings	6	8,357	7,585
Deferred income tax liabilities		6,024	6,425
Capital securities		940	1,191
Interests of others in consolidated funds		505	425
Equity
Preferred equity		3,098	2,901
Non-controlling interests		24,308	23,287
Common equity	9	16,688	18,150

Total equity		44,094	44,338

Total Liabilities and Equity		$108,220	$108,862

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

Q2 2013 INTERIM REPORT  49

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIOD ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	Three Months Ended		Six Months Ended
		2013	2012[1]	2013	2012[1]
Revenues		$5,166	$4,425	$10,117	$8,464
Direct costs		(3,606)	(3,284)	(7,026)	(6,148)

Equity accounted income		224	257	490	645

Expenses
Interest		(668)	(614)	(1,323)	(1,269)
Corporate costs		(36)	(35)	(80)	(77)

Valuation items
Fair value changes	10	465	(100)	526	243
Depreciation and amortization		(373)	(287)	(738)	(584)

Income taxes		(370)	17	(467)	(173)

Net income		$802	$379	$1,499	$1,101

Net income attributable to:
Shareholders		$230	$138	$590	$554
Non-controlling interests		572	241	909	547

		$802	$379	$1,499	$1,101

Net income per share:
Diluted	9	$0.31	$0.17	$0.82	$0.78
Basic	9	$0.31	$0.17	$0.84	$0.80

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

50    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIOD ENDED JUN. 30	Three Months Ended		Six Months Ended
(MILLIONS)	2013	2012[1]	2013	2012[1]
Net income	$802	$379	$1,499	$1,101

Other comprehensive income (loss)
Items that may be reclassified to net income
Valuation items
Financial contracts and power sale agreements	146	(190)	246	(15)
Available-for-sale securities	(2)	(5)	(13)	36
Equity accounted investments	30	12	23	5

	174	(183)	256	26
Foreign currency translation	(1,823)	(825)	(2,048)	(336)
Income taxes	(39)	34	(63)	(1)

	(1,688)	(974)	(1,855)	(311)

Items that will not be reclassified to net income
Valuation items
Revaluations of property, plant and equipment	–	85	(1)	59
Revaluation of pension obligations	10	(6)	6	(18)
Equity accounted investments	(2)	–	(2)	–

	8	79	3	41
Income taxes	11	(12)	22	18

	19	67	25	59

Other comprehensive income (loss)	(1,669)	(907)	(1,830)	(252)

Comprehensive income (loss)	$(867)	$(528)	$(331)	$849

Attributable to:
Shareholders
Net income	$230	$138	$590	$554
Other comprehensive income (loss)	(761)	(492)	(818)	(87)

Comprehensive income (loss)	$(531)	$(354)	$(228)	$467

Non-controlling interests
Net income	$572	$241	$909	$547
Other comprehensive income (loss)	(908)	(415)	(1,012)	(165)

Comprehensive income (loss)	$(336)	$(174)	$(103)	$382

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

Q2 2013 INTERIM REPORT  51

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2013	$2,832	$117	$5,964	$630	$6,885	$1,285	$(396)	$17,317	$2,901	$24,764	$44,982
Changes in period
Net income	–	–	230	–	–	–	–	230	–	572	802
Other comprehensive income	–	–	–	–	–	(870)	109	(761)	–	(908)	(1,669)

Comprehensive income	–	–	230	–	–	(870)	109	(531)	–	(336)	(867)
Shareholder distributions
Common equity	–	–	(91)	–	–	–	–	(91)	–	–	(91)
Preferred equity	–	–	(36)	–	–	–	–	(36)	–	–	(36)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(222)	(222)
Other items
Equity issuances, net of redemptions	19	–	(60)	–	–	–	–	(41)	197	598	754
Share-based compensation	–	31	(28)	–	–	–	–	3	–	4	7
Ownership changes	–	–	(3)	70	–	–	–	67	–	(500)	(433)

Total change in period	19	31	12	70	–	(870)	109	(629)	197	(456)	(888)

Balance as at June 30, 2013	$2,851	$148	$5,976	$700	$6,885	$415	$(287)	$16,688	$3,098	$24,308	$44,094

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2012[2]	$2,811	$133	$6,198	$460	$6,416	$1,705	$(383)	$17,340	$2,443	$20,105	$39,888
Changes in period
Net income	–	–	138	–	–	–	–	138	–	241	379
Other comprehensive income	–	–	–	–	42	(418)	(116)	(492)	–	(415)	(907)

Comprehensive income	–	–	138	–	42	(418)	(116)	(354)	–	(174)	(528)
Shareholder distributions
Common equity	–	–	(87)	–	–	–	–	(87)	–	–	(87)
Preferred equity	–	–	(33)	–	–	–	–	(33)	–	–	(33)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(204)	(204)
Other items
Equity issuances, net of redemptions	14	–	–	–	–	–	–	14	–	11	25
Share-based compensation	–	8	–	–	–	–	–	8	–	3	11
Ownership changes	–	–	22	3	–	–	–	25	–	10	35

Total change in period	14	8	40	3	42	(418)	(116)	(427)	–	(354)	(781)

Balance as at June 30, 2012	$2,825	$141	$6,238	$463	$6,458	$1,287	$(499)	$16,913	$2,443	$19,751	$39,107

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

52    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012[2]	$2,855	$149	$6,813	$487	$6,890	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338
Changes in period
Net income	–	–	590	–	–	–	–	590	–	909	1,499
Other comprehensive income	–	–	–	–	(5)	(958)	145	(818)	–	(1,012)	(1,830)

Comprehensive income	–	–	590	–	(5)	(958)	145	(228)	–	(103)	(331)
Shareholder distributions
Common equity[3]	–	–	(1,069)	–	–	(32)	17	(1,084)	–	906	(178)
Preferred equity	–	–	(72)	–	–	–	–	(72)	–	–	(72)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(401)	(401)
Other items
Equity issuances, net of redemptions	(4)	–	(255)	–	–	–	–	(259)	197	925	863
Share-based compensation	–	(1)	(28)	–	–	–	–	(29)	–	10	(19)
Ownership changes	–	–	(3)	213	–	–	–	210	–	(316)	(106)

Total change in period	(4)	(1)	(837)	213	(5)	(990)	162	(1,462)	197	1,021	(244)

Balance as at June 30, 2013	$2,851	$148	$5,976	$700	$6,885	$415	(287)	$16,688	$3,098	$24,308	$44,094

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement Note 2(b)
3.	Includes $906 million special dividend of Brookfield Property Partners L.P. units to non-controlling interests

					Accumulated Other Comprehensive Income
(UNAUDITED) SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Changes in accounting policy[2]	–	–	6	–	–	–	(12)	(6)	–	96	90
Changes in period
Net income	–	–	554	–	–	–	–	554	–	547	1,101
Other comprehensive income	–	–	–	–	59	(169)	23	(87)	–	(165)	(252)

Comprehensive income	–	–	554	–	59	(169)	23	467	–	382	849
Shareholder distributions
Common equity	–	–	(168)	–	–	–	–	(168)	–	–	(168)
Preferred equity	–	–	(62)	–	–	–	–	(62)	–	–	(62)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(366)	(366)
Other items
Equity issuances, net of redemptions	9	–	(96)	–	–	–	–	(87)	303	377	593
Share-based compensation	–	16	–	–	–	–	–	16	–	5	21
Ownership changes	–	–	22	(12)	–	–	–	10	–	741	751

Total change in period	9	16	250	(12)	59	(169)	23	176	303	1,139	1,618

Balance as at June 30, 2012	$2,825	$141	$6,238	$463	$6,458	$1,287	$(499)	$16,913	$2,443	$19,751	$39,107

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

Q2 2013 INTERIM REPORT  53

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2013	2012[1]	2013	2012[1]
Operating activities
Net income	$802	$379	$1,499	$1,101
Share of undistributed equity accounted earnings	(127)	(164)	(296)	(517)
Fair value changes	(465)	100	(526)	(243)
Depreciation and amortization	373	287	738	584
Deferred income taxes	323	(59)	386	104

	906	543	1,801	1,029
Investments in residential development	(61)	(290)	(298)	(696)
Net change in non-cash working capital balances	22	(249)	(514)	(167)

	867	4	989	166

Financing activities
Corporate borrowings arranged	–	423	350	423
Corporate borrowings repaid	–	(350)	(145)	(350)
Commercial paper and bank borrowings, net	(238)	546	(190)	578
Property-specific mortgages arranged	2,677	1,966	6,708	3,127
Property-specific mortgages repaid	(2,590)	(1,556)	(6,110)	(3,006)
Other debt of subsidiaries arranged	1,476	1,112	2,899	2,091
Other debt of subsidiaries repaid	(719)	(388)	(1,669)	(896)
Capital securities redeemed	–	(252)	(201)	(405)
Capital provided by fund partners	14	7	33	57
Capital provided from non-controlling interests	646	88	1,203	648
Capital repaid to non-controlling interests	(48)	(178)	(278)	(271)
Preferred equity issuances	191	–	191	294
Common shares issued	25	14	42	28
Common shares repurchased	(60)	–	(300)	(106)
Distributions to non-controlling interests	(222)	(204)	(401)	(366)
Distributions to shareholders	(127)	(120)	(250)	(230)

	1,025	1,108	1,882	1,616

Investing activities
Acquisitions
Investment properties	(756)	(660)	(1,491)	(838)
Property, plant and equipment	(336)	(374)	(824)	(888)
Sustainable resources	(6)	–	(8)	–
Investments	(324)	(459)	(387)	(585)
Other financial assets	(301)	(258)	(879)	(531)
Dispositions
Investment properties	178	264	532	562
Property, plant and equipment	42	43	54	63
Sustainable resources	175	–	175	–
Investments	50	236	188	237
Other financial assets	127	322	546	596
Restricted cash and deposit	(267)	(23)	(271)	(21)
Acquisitions of subsidiaries, net of dispositions	(12)	104	19	178

	(1,430)	(805)	(2,346)	(1,227)

Cash and cash equivalents
Change in cash and cash equivalents	462	307	525	555
Foreign exchange revaluation	(124)	(67)	(111)	(41)
Balance, beginning of period	2,926	2,305	2,850	2,031

Balance, end of period	$3,264	$2,545	$3,264	$2,545

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

54    BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)      Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012, except as noted in Note 2(b) below.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2012 included in that report, and have been consistently applied in the preparation of these interim financial statements, except as noted in Note 2(b) below.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company on August 8, 2013.

b)       Adoption of Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must exercise power over the investee’s financial and operating decisions, have exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns in order to conclude it controls an investee. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

Q2 2013 INTERIM REPORT  55

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.     Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized.

iii.     Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities.

IFRS 13 also requires specific disclosures related to fair values used within the consolidated financial statements. The company adopted the disclosure additional requirements under IAS 34, Interim Financial Reporting in Note 5.

iv.     Presentation of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10 and 11 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the three and six month periods ended June 30, 2012:

	As at December 31, 2012			As at January 1, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property-specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

56    BROOKFIELD ASSET MANAGEMENT

	For the Three Months Ended June 30, 2012			For the Six Months Ended June 30, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Revenues	$4,411	$14	$4,425	$8,431	$33	$8,464
Net income	379	–	379	1,099	2	1,101
Net income to shareholders	138	–	138	554	–	554

Consolidated Statement of Comprehensive Income:
Other comprehensive income (loss)	$(907)	$–	$(907)	$(246)	$(6)	$(252)
Other comprehensive income (loss) to shareholders	(492)	–	(492)	(83)	(4)	(87)
Comprehensive income (loss)	(528)	–	(528)	853	(4)	849
Comprehensive income (loss) to shareholders	(354)	–	(354)	471	(4)	467

c)       Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

3.     SEGMENTED INFORMATION

a)      Operating Segments

For management purposes, the business is organized into five operating segments in which the company makes operating and capital allocation decisions and assesses performance.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, and opportunistic and other properties located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations are held through Brookfield Property Partners L.P., in which we own a 93% interest.

iii.

Renewable Power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 65% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private Equity operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American homebuilding industry. Direct investments include interests in Norbord Inc., a panelboard manufacturer, and two publicly listed residential businesses, which are

Q2 2013 INTERIM REPORT  57

predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc., and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five business segments are included within corporate operations, such as the company’s cash and financial assets, corporate borrowings, capital securities and preferred equity and net working capital.

b)      Basis of Measurement

i.     Funds from Operations

Funds from operations (“FFO”) is our key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and future income taxes, and including certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. We include disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total FFO to net income in Note 3(c).

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by REALPAC and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.     Other Segment Information – Valuation Items

In assessing performance, the company also makes use of financial information pertaining to the revaluation of assets and liabilities such as fair value changes and depreciation and amortization which are included in consolidated net income and valuation items which are included in other comprehensive income, as well as the company’s share of these items that are recorded by equity accounted investments. These amounts are collectively referred to as valuation items.

iii.     Segment Balance Sheet Information

Segment balance sheet information considered by the company includes: segment assets, which are total assets other than investments in associates, less accounts payable and other liabilities and deferred tax liabilities; investments in associates; the aggregate amount of segment borrowings including capital securities; segment non-controlling interests, segment preferred shares and common equity by segment.

iv.     Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The two principal adjustments are to include asset management revenues charged to consolidated entities as revenues within the company’s asset management and services segment with the corresponding expense recorded as corporate costs within the relevant segment; and interest charged on loans between consolidated entities, which are presented as revenues and interest expense within the relevant segments. These amounts are based on the terms of the asset management contracts and loan agreements amongst the consolidated entities. The company allocates the costs of shared functions, which would otherwise be included within the corporate operation segment such as information technology and internal audit, pursuant to formal policies.

58    BROOKFIELD ASSET MANAGEMENT

c)	Segment Operating Results

	Operating Segments
FOR THE THREE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$1,104	$1,141	$447	$657	$1,810	$68	$(61)	i	$5,166
Direct costs	(1,005)	(587)	(139)	(317)	(1,504)	(16)	(38)	ii	(3,606)
Equity accounted FFO	11	113	6	76	1	(1)	(206)	iii	–
Disposition gains	–	11	–	71	11	17	(110)	iv	–
Interest expense	–	(280)	(104)	(113)	(85)	(86)	–	v	(668)
Corporate/unallocated costs	–	(75)	(11)	(44)	(7)	(36)	137	vi	(36)
Current income taxes	–	(10)	(8)	(6)	(5)	(9)	38	vii	–
Non-controlling interests in FFO	–	(179)	(112)	(244)	(94)	(3)	632	viii	–

Funds from operations	$110	$134	$79	$80	$127	$(66)

Net income (loss)	$91	$290	$(36)	$51	$47	$(213)

	Operating Segments
FOR THE THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$1,032	$991	$301	$530	$1,621	$32	$(82)	i	$4,425
Direct costs	(962)	(440)	(123)	(286)	(1,445)	(6)	(22)	ii	(3,284)
Equity accounted FFO	–	88	4	51	3	–	(146)	iii	–
Disposition gains	–	(79)	–	11	–	(13)	81	iv	–
Interest expense	–	(269)	(103)	(94)	(62)	(95)	9	v	(614)
Corporate/unallocated costs	–	(39)	(8)	(30)	(5)	(35)	82	vi	(35)
Current income taxes	–	(2)	(7)	(8)	(22)	(3)	42	vii	–
Non-controlling interests in FFO	–	(173)	(43)	(114)	(38)	(1)	369	viii	–

Funds from operations	$70	$77	$21	$60	$52	$(121)

Net income (loss)	$50	$312	$(76)	$5	$8	$(161)

Q2 2013 INTERIM REPORT  59

	Operating Segments
FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$2,156	$2,260	$859	$1,308	$3,474	$125	$(65)	i	$10,117
Direct costs	(1,968)	(1,159)	(269)	(652)	(2,888)	(30)	(60)	ii	(7,026)
Equity accounted FFO	11	217	12	151	9	3	(403)	iii	–
Disposition gains	–	43	172	177	73	76	(541)	iv	–
Interest expense	–	(558)	(207)	(224)	(158)	(176)	–	v	(1,323)
Corporate/unallocated costs	–	(120)	(23)	(84)	(16)	(80)	243	vi	(80)
Current income taxes	–	(18)	(11)	(13)	(17)	(13)	72	vii	–
Non-controlling interests in FFO	–	(366)	(206)	(495)	(209)	(13)	1,289	viii	–

Funds from operations	$199	$299	$327	$168	$268	$(108)

Net income (loss)	$198	$622	$(63)	$49	$73	$(289)

	Operating Segments
FOR THE SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$1,948	$1,793	$664	$1,012	$3,040	$112	$(105)	i	$8,464
Direct costs	(1,828)	(741)	(232)	(541)	(2,725)	(33)	(48)	ii	(6,148)
Equity accounted FFO	4	164	8	101	(2)	8	(283)	iii	–
Disposition gains	–	(2)	214	11	–	38	(261)	iv	–
Interest expense	–	(562)	(213)	(185)	(134)	(193)	18	v	(1,269)
Corporate/unallocated costs	–	(78)	(17)	(57)	(21)	(77)	173	vi	(77)
Current income taxes	–	(5)	(12)	(9)	(37)	(6)	69	vii	–
Non-controlling interests in FFO	–	(320)	(120)	(226)	(55)	(12)	733	viii	–

Funds from operations	$124	$249	$292	$106	$66	$(163)

Net income (loss)	$96	$817	$(57)	$12	$(16)	$(298)

60    BROOKFIELD ASSET MANAGEMENT

i.	Revenues

The adjustment to revenues for the three and six months ended June 30, 2013 represents the elimination of management fees earned from consolidated entities totalling $99 million (2012 – $60 million) and $184 million (2012 – $125 million), respectively and interest income on loans between consolidated entities totalling $nil (2012 – $9 million) and $nil (2012 – $18 million), for the three and six month periods which were eliminated on consolidation to arrive at the company’s consolidated revenues.

The adjustment to revenues for the three and six months ended June 30, 2013 also includes the reclassification to revenue of disposition gains totalling $38 million (2012 – loss of $13 million) and $119 million (2012 – $38 million) respectively, that are recorded as disposition gains in the segment results.

ii.	Direct costs

The adjustment to direct costs for the three and six months ended June 30, 2013 consists of the reallocation of unallocated segment costs totalling $38 million (2012 – $22 million) and $60 million (2012 – $48 million) respectively, that are included in direct costs in the Consolidated Statements of Operations.

iii.	Equity accounted FFO

The company defines equity accounted FFO to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. Equity accounted FFO is combined with the equity accounted fair value changes in the company’s Consolidated Statements of Operations. The following table disaggregates equity accounted income into equity accounted FFO and non-FFO items:

FOR THE THREE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Funds from operations	$11	$113	$6	$76	$1	$(1)	$206
Disposition loss	–	(5)	–	–	–	–	(5)
Fair value changes and other	–	83	(3)	(54)	(1)	(2)	23

Equity accounted income	$11	$191	$3	$22	$–	$(3)	$224

FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Funds from operations	$11	$217	$12	$151	$9	$3	$403
Disposition loss	–	(5)	–	1	–	–	(4)
Fair value changes and other	–	220	(5)	(120)	(1)	(3)	91

Equity accounted income	$11	$432	$7	$32	$8	$–	$490

FOR THE THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Funds from operations	$–	$88	$4	$51	$3	$–	$146
Fair value changes and other	–	202	(5)	(86)	–	–	111

Equity accounted income	$–	$290	$(1)	$(35)	$3	$–	$257

FOR THE SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Funds from operations	$4	$164	$8	$101	$(2)	$8	$283
Fair value changes and other	–	505	(8)	(135)	2	(2)	362

Equity accounted income	$4	$669	$–	$(34)	$–	$6	$645

Q2 2013 INTERIM REPORT  61

iv.	Disposition gains

Disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to disposition gains consists of amounts that are included in the following components of the company’s financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Net income
Revenues	$38	$(13)	$119	$38
Equity accounted income	(5)	–	(5)	–
Other	(9)	–	(9)	–

	24	(13)	105	38

Equity
Fair value changes recorded in prior period	(18)	(79)	(10)	(2)
Equity accounted fair value changes recorded in prior period	40	–	42	–
Revaluation surplus	–	11	172	225
Changes in ownership	64	–	232	–

	86	(68)	436	223

	$110	$(81)	$541	$261

v.	Interest expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil (2012 – $9 million) and $nil (2012 – $18 million) for the three and six months ended June 30, 2013, respectively that is eliminated on consolidation, along with the associated revenue.

vi.	Corporate/unallocated costs

The adjustment for the three and six months ended June 30, 2013 to corporate/unallocated costs represents the elimination of management fee expenses in respect of services provided between consolidated entities totalling $99 million (2012 – $60 million) and $183 million (2012 – $125 million) respectively, that were eliminated on consolidation and $38 million (2012 – $22 million) and $60 million (2012 – $48 million) respectively, of costs that are presented as unallocated in a particular segment or business line but which are classified as direct costs in the company’s Consolidated Statements of Operations.

vii.	Current income taxes

Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income taxes on the company’s Consolidated Statements of Operations.

viii.	Non-controlling interests in FFO

The company defines non-controlling interests in FFO to be non-controlling interests less the non-controlling interests’ share of adjustments required to convert net income attributable to shareholders to FFO. The following table disaggregates non-controlling interests into non-controlling interests in FFO and the principal reconciling items.

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Non-controlling interests in:
Funds from operations	$(632)	$(369)	$(1,289)	$(733)
Disposition gains	43	6	129	49
Fair value changes	(248)	(38)	(268)	(205)
Equity accounted income – fair value changes and other	(2)	35	25	17
Depreciation and amortization	203	152	403	308
Income tax	64	(27)	91	17

Net income attributable to non-controlling interests	$(572)	$(241)	$(909)	$(547)

62    BROOKFIELD ASSET MANAGEMENT

ix.	Reconciliation of total entity FFO to net income

The following table reconciles the sum of FFO for each operating segment and corporate/unallocated FFO (“total entity FFO”) to net income:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Total entity FFO	$464	$159	$1,153	$674

Adjustments
Less: FFO measures
Gains not recorded in net income	(86)	68	(436)	(223)
Equity accounted gains and other	14	–	14	–
Equity accounted FFO	(206)	(146)	(404)	(283)
Current income taxes	38	42	72	69
Non-controlling interests in FFO	632	369	1,289	733
Add: financial statement components not included in FFO
Equity accounted income	224	257	490	645
Fair value changes	465	(100)	526	243
Depreciation and amortization	(373)	(287)	(738)	(584)
Income taxes	(370)	17	(467)	(173)

Total adjustments	338	220	346	427

Net income	$802	$379	$1,499	$1,101

d)	Other Segment Information – Valuation Items

The following table aggregates significant items relating to the periodic revaluation of assets and liabilities, including the company’s share of such items included in equity accounted income, and the share of these items that is attributable to non-controlling interests. Equity accounted items in the following table include the company’s share of fair value changes and depreciation and amortization that are included in equity accounted income as presented in Note 3(c)(iii).

	Operating Segments
FOR THE THREE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Recorded in net income
Fair value changes	$(8)	$410	$(33)	$126	$(52)	$22	$465
Equity accounted fair value changes and other	–	83	(3)	(54)	(1)	(2)	23
Depreciation and amortization	(11)	(69)	(142)	(88)	(60)	(3)	(373)

	(19)	424	(178)	(16)	(113)	17	115

Recorded in other comprehensive income	–	81	56	(50)	24	71	182

Total revaluation items	(19)	505	(122)	(66)	(89)	88	297
Non-controlling interests in above[1]	–	(244)	35	62	49	2	(96)

Valuation items	$(19)	$261	$(87)	$(4)	$(40)	$90	$201

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

Q2 2013 INTERIM REPORT  63

	Operating Segments
FOR THE THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Recorded in net income
Fair value changes	$(11)	$122	$(93)	$(45)	$(40)	$(33)	$(100)
Equity accounted fair value changes and other	–	202	(5)	(86)	–	–	111
Depreciation and amortization	(9)	(29)	(122)	(62)	(64)	(1)	(287)

	(20)	295	(220)	(193)	(104)	(34)	(276)

Recorded in other comprehensive income	–	(77)	18	8	1	(54)	(104)

Total valuation items	(20)	218	(202)	(185)	(103)	(88)	(380)
Non-controlling interests in above[1]	–	(45)	13	156	43	(5)	162

Valuation items	$(20)	$173	$(189)	$(29)	$(60)	$(93)	$(218)

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

	Operating Segments
FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Recorded in net income
Fair value changes	$20	$650	$(84)	$19	$(94)	$15	$526
Equity accounted fair value changes and other	–	220	(5)	(120)	(1)	(3)	91
Depreciation and amortization	(21)	(131)	(275)	(177)	(127)	(7)	(738)

	(1)	739	(364)	(278)	(222)	5	(121)

Recorded in other comprehensive income	–	125	72	(38)	28	72	259

Total valuation items	(1)	864	(292)	(316)	(194)	77	138
Non-controlling interests in above[1]	–	(374)	85	247	117	5	80

Valuation items	$(1)	$490	$(207)	$(69)	$(77)	$82	$218

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

64    BROOKFIELD ASSET MANAGEMENT

	Operating Segments
FOR THE SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Consolidated
Recorded in net income
Fair value changes	$(11)	$511	$(62)	$(82)	$(101)	$(12)	$243
Equity accounted fair value changes and other	–	505	(8)	(135)	2	(2)	362
Depreciation and amortization	(17)	(71)	(252)	(112)	(130)	(2)	(584)

	(28)	945	(322)	(329)	(229)	(16)	21

Recorded in other comprehensive income	–	(29)	97	10	(10)	(1)	67

Total valuation items	(28)	916	(225)	(319)	(239)	(17)	88
Non-controlling interests in above[1]	–	(346)	89	253	135	(10)	121

Valuation items	$(28)	$570	$(136)	$(66)	$(104)	$(27)	$209

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

e)	Segment Financial Position Information

	Operating Segments
AS AT JUN. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Note
Segment assets	$1,639	$38,379	$15,115	$13,325	$9,583	$1,425	$79,466	i
Investments	168	8,501	318	2,481	268	102	11,838	ii
Borrowings	(321)	(22,201)	(6,922)	(7,045)	(5,244)	(4,972)	(46,705)	iii
Segment non-controlling interests	–	(12,392)	(3,925)	(6,169)	(2,140)	(187)	(24,813)	iv
Preferred shares	–	–	–	–	–	(3,098)	(3,098)

Common equity by segment	$1,486	$12,287	$4,586	$2,592	$2,467	$(6,730)	$16,688

	Operating Segments
AS AT DEC. 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Note
Segment assets	$1,855	$37,622	$14,303	$14,710	$9,475	$1,202	$79,167	i
Investments	67	8,143	344	2,535	236	293	11,618
Borrowings	(351)	(21,471)	(6,119)	(8,060)	(5,030)	(4,991)	(46,022)	ii
Segment non-controlling interests	(1)	(11,336)	(3,552)	(6,614)	(2,107)	(102)	(23,712)	iii
Preferred shares	–	–	–	–	–	(2,901)	(2,901)

Common equity by segment	$1,570	$12,958	$4,976	$2,571	$2,574	$(6,499)	$18,150

The following tables reconcile the company’s total reportable segments to the Consolidated Balance Sheets as at June 30, 2013 and December 31, 2012, for those financial statement line items which differ:

i.	Segment assets

The company defines segment assets to be total assets for each segment less investments, deferred income tax liabilities and accounts payable and other attributable to that segment. Segment assets include deferred income tax liabilities and accounts payable and other included within liabilities associated with assets classified as held-for-sale.

Q2 2013 INTERIM REPORT  65

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Total assets	$108,220	$108,862
Investments	(11,478)	(11,618)
Investments included in assets classified as held for sale	(360)	–
Accounts payable and other	(9,873)	(11,652)
Deferred income tax liabilities	(6,024)	(6,425)
Assets held for sale and associated liabilities	(1,019)	–

Segment assets	$79,466	$79,167

ii.	Investments

The company reclassified $360 million (2012 – $nil) of investments classified as held for sale to investments for its segmented reporting.

iii.	Borrowings

The company defines borrowings to include the following liabilities attributable to each segment: corporate borrowings, property-specific mortgages, subsidiary borrowings and capital securities.

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Corporate borrowings	$3,361	$3,526
Non-recourse borrowings
Property-specific mortgages	34,047	33,720
Subsidiary borrowings	8,357	7,585
Capital securities	940	1,191

Borrowings	$46,705	$46,022

The company reclassified $1,641 million (2012 – $nil) of property-specific mortgages classified as liabilities associated with assets held for sale for its segmented reporting.

iv.	Segment Non-controlling interests

The company aggregates interests of others in consolidated funds together with non-controlling interests in determining segment financial position information.

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Consolidated balances
Interests of others in consolidated funds	$505	$425
Non-controlling interests in net assets	24,308	23,287

	$24,813	$23,712

f)	Geographic Allocation

Revenues by geographic segments are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
United States	$1,941	$1,588	$3,685	$3,020
Canada	793	790	1,666	1,508
Australia	1,115	1,089	2,139	1,994
Brazil	487	330	854	752
Europe	382	357	858	682
Other	448	271	915	508

	$5,166	$4,425	$10,117	$8,464

66    BROOKFIELD ASSET MANAGEMENT

Assets by geographic segments are as follows:

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
United States	$47,939	$44,381
Canada	20,173	21,543
Australia	14,382	16,781
Brazil	11,921	12,941
Europe	7,367	6,750
Other	6,438	6,466

	$108,220	$108,862

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred during the six months ended June 30, 2013 by operating segment:

(MILLIONS)	Property	Renewable Power	Total
Cash and cash equivalents	$49	$48	$97
Accounts receivable and other	57	78	135
Investments	–	4	4
Investment properties	1,191	–	1,191
Property, plant and equipment	29	1,378	1,407
Intangible assets	20	–	20

Total Assets	1,346	1,508	2,854
Less:
Accounts payable and other	(264)	(70)	(334)
Non-recourse borrowings	(347)	(1,075)	(1,422)
Deferred income tax liabilities	–	(65)	(65)
Non-controlling interests[1]	(246)	(142)	(388)

Equity	$489	$156	$645

Consideration[2]	$604	$230	$834

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

In June 2013, a subsidiary of Brookfield acquired a 95% equity interest in a UK-based industrial real estate company for $370 million.

In March 2013, a subsidiary of Brookfield acquired a 100% equity interest in a portfolio of hydroelectric generation facilities in the northeastern United States for total consideration of $57 million.

In February 2013, a subsidiary of Brookfield acquired the remaining 50% interest it did not already own of Powell River Energy Inc. (“Powell River”) for $32 million and the assumption of the seller’s share of Powell River’s non-recourse debt, and commenced consolidating the investment.

In August 2012, a subsidiary of Brookfield acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”). In March 2013, the company increased its ownership in Western Wind to 93% for $143 million, increasing its total consideration to $168 million. During the second quarter of 2013, the remaining 7% interest was acquired for a total of $15 million.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction

Q2 2013 INTERIM REPORT  67

of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. The fair value of certain interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

The following table provides the carrying values and fair values of financial instruments as at June 30, 2013 and December 31, 2012:

	Jun. 30, 2013		Dec. 31, 2012
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$3,264	$3,264	$2,850	$2,850
Other financial assets
Government bonds	191	191	178	178
Corporate bonds	223	223	238	238
Fixed income securities	293	293	145	145
Common shares	2,182	2,182	2,034	2,034
Loans and notes receivable	625	625	516	516

	3,514	3,514	3,111	3,111
Accounts receivable and other	5,402	5,402	5,225	5,225

	$12,180	$12,180	$11,186	$11,186

Financial liabilities
Corporate borrowings	$3,361	$3,533	$3,526	$3,793
Property-specific mortgages	32,406	33,555	33,720	35,053
Subsidiary borrowings	8,357	8,527	7,585	7,781
Accounts payable and other	9,873	9,873	11,652	11,652
Capital securities	940	1,003	1,191	1,232
Interests of others in consolidated funds	505	505	425	425

	$55,442	$56,996	$58,099	$59,936

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3 –

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interests share of net assets of limited life funds.

Assets and liabilities measured at fair value on a recurring basis include $2,147 million (2012 – $2,334 million) of financial assets and $618 million (2012 – $680 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

68    BROOKFIELD ASSET MANAGEMENT

	Jun. 30, 2013			Dec. 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$72	$119	$–	$52	$126	$–
Corporate bonds	32	191	–	59	179	–
Fixed income securities	186	89	18	88	–	57
Common shares	615	–	1,567	423	–	1,611
Loans and notes receivables	–	22	9	–	25	10
Accounts receivable and other	–	380	553	–	112	656

	$905	$801	$2,147	$622	$442	$2,334

Financial liabilities
Accounts payable and other	$82	$849	$276	$262	$697	$328
Interests of others in consolidated funds	–	163	342	–	73	352

	$82	$1,012	$618	$262	$770	$680

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at June 30, 2013:

	Three Months Ended		Six Months Ended
(MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of period	$2,256	$686	$2,334	$680
Fair value changes in net income	(54)	(59)	(84)	(53)
Fair value changes in other comprehensive income[1]	22	(9)	(22)	(9)
Disposals, net of additions	(77)	–	(81)	–

Balance at end of period	$2,147	$618	$2,147	$618

1.	Includes foreign currency translation

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$434	$380
Non-current portion	3,080	2,731

	$3,514	$3,111

b)	Accounts Receivable and Other

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$4,757	$4,996
Non-current portion	2,017	1,956

	$6,774	$6,952

c)	Inventory

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$2,809	$2,708
Non-current portion	3,539	3,873

	$6,348	$6,581

Q2 2013 INTERIM REPORT  69

d)	Accounts Payable and Other

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$5,541	$6,212
Non-current portion	4,332	5,440

	$9,873	$11,652

e) Property-Specific Mortgages

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$3,988	$4,419
Non-current portion	28,418	29,301

	$32,406	$33,720

f) Subsidiary Borrowings

AS AT JUN. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$1,815	$1,039
Non-current portion	6,542	6,546

	$8,357	$7,585

7. PROPERTY, PLANT AND EQUIPMENT
(MILLIONS)	Jun. 30, 2013	Dec. 31, 2012
Renewable power	$17,139	$16,532
Infrastructure
Utilities	3,133	3,310
Transport and energy	3,631	4,014
Sustainable resources	726	1,412
Property	2,938	2,968
Private equity and other	2,727	2,912

	$30,294	$31,148

8.	ASSETS CLASSIFIED AS HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at June 30, 2013:

AS AT JUN. 30, 2013 (MILLIONS)	Property	Infrastructure	Private Equity	Total
Assets:
Accounts receivables and other	$–	$53	$315	$368
Investment properties	227	–	–	227
Property, plant and equipment	–	413	215	628
Investments	–	360	–	360
Sustainable resources	–	2,226	–	2,226
Goodwill	–	591	–	591

Assets classified as held for sale	$227	$3,643	$530	$4,400

Liabilities:
Accounts payable and other	$4	$22	$229	$255
Property-specific mortgages	107	1,065	469	1,641
Deferred income tax liabilities	–	764	–	764

Liabilities associated with assets classified as held for sale	$111	$1,851	$698	$2,660

70    BROOKFIELD ASSET MANAGEMENT

During the period ended June 30, 2013 the company classified five separate asset groups or investments as held for sale.

i.	Property

The company classified a commercial property in Los Angeles to assets held for sale upon entering into an agreement to sell this investment property for aggregate proceeds of approximately $130 million. The company’s share of the proceeds after repayment of the related debt will be $30 million. The company also agreed to sell a development property in Australia for aggregate proceeds of A$106 million, of which the company’s net share is $48 million. These transactions are expected to close in the third quarter of 2013.

ii.	Infrastructure

The company classified its U.S. Pacific Northwest timber operations as held for sale after an agreement was signed to sell that business for aggregate proceeds of $2,650 million. The companies direct share of the net proceeds on this sale was $600 million and Brookfield Infrastructure Partners L.P. received $467 million for its 30% interest. This transaction was completed in July 2013. Brookfield Infrastructure Partners L.P. also agreed to sell its investment in an Australasian regulated gas and electricity distribution business for proceeds of $410 million. This transaction is expected to close by the end of 2013.

iii.	Private Equity

The company agreed to sell a U.S. pulp and paper business for gross proceeds of $1,025 million, our share of which its share was $200 million after the assumption of related liabilities. This transaction closed in July 2013.

9.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Jun. 30, 2013	Dec. 31, 2012
Common shares	$2,851	$2,855
Contributed surplus	148	149
Retained earnings	5,976	6,813
Ownership changes	700	487
Accumulated other comprehensive income	7,013	7,846

Common equity	$16,688	$18,150

Holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares received dividends of $0.29 per share (2012 – $0.27 per share) during the first six months of 2013.

On April 15, 2013, the company paid a special dividend of approximately 36 million limited partnership units of a newly created subsidiary, Brookfield Property Partners L.P., to the holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares. The special dividend was valued at $906 million.

The number of shares issued and outstanding and unexercised options at June 30, 2013 and December 31, 2012 are as follows:

	Jun. 30, 2013	Dec. 31, 2012
Class A Limited Voting Shares	615,285,665	619,514,229
Class B Limited Voting Shares	85,120	85,120

Shares outstanding[1]	615,370,785	619,599,349
Unexercised options[2]	37,650,150	38,402,078

Total diluted Limited Voting shares	653,020,935	658,001,427

1.	Net of 9,515,952 (December 31, 2012 – 5,450,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

Q2 2013 INTERIM REPORT  71

The authorized common share capital consists of an unlimited number of Limited Voting shares. Limited Voting shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30	2013	2012	2013	2012
Outstanding at beginning of period	615,893,444	617,970,873	619,599,349	619,288,769
Shares issued (repurchased)
Dividend reinvestment plan	50,117	74,334	97,463	137,711
Management share option plan	1,098,550	534,943	1,857,588	1,403,670
Repurchases	(1,715,952)	–	(6,272,867)	(2,250,000)
Issuances	44,626	–	89,252	–

Outstanding at end of period[1]	615,370,785	618,580,150	615,370,785	618,580,150

1.	Net of 9,515,952 (December 31, 2012 – 5,450,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Net income attributable to shareholders	$230	$138	$590	$554
Preferred share dividends	(36)	(33)	(72)	(62)

Net income available to shareholders – basic	194	105	518	492
Capital securities dividends[1]	–	2	4	15

Net income available for shareholders – diluted	$194	$107	$522	$507

Weighted average – common shares	616.0	618.2	617.6	618.8
Dilutive effect of the conversion of options using treasury stock method	11.8	10.7	12.5	10.7
Dilutive effect of the conversion of capital securities[1,2]	–	3.9	4.6	21.5

Common shares and common share equivalents	627.8	632.8	634.7	651.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 and 11 shares were redeemed by the company during 2012

2.	The number of shares is based on 95% of the quoted market price at year end

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the six months ended June 30, 2013, the company granted 3.6 million stock options at a weighted average exercise price of $37.82 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.2% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 1.3% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A Limited Voting Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. During the three months ended June 30, 2013, 1,715,952 million Brookfield Class A Limited Voting Shares were purchased by a private company pursuant to the Escrowed Stock Plan. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

72    BROOKFIELD ASSET MANAGEMENT

10.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2013	2012	2013	2012
Investment property	$406	$91	$609	$507
Canary Wharf Group	–	–	46	5
Power contracts	(26)	(76)	(76)	(20)
Interest rate and inflation contracts	75	(59)	(12)	(69)
Private equity	(52)	(40)	(94)	(101)
Sustainable resources	23	(2)	18	(9)
Other	39	(14)	35	(70)

	$465	$(100)	$526	$243

Q2 2013 INTERIM REPORT  73

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

Canadian Stock Transfer Company Inc.

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext — Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21[1]	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto

1.	Series 21 Class A Preference Shares were redeemed July 2, 2013

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2012 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Limited Voting Shares.

Registered shareholders of our Class A Limited Voting Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Limited Voting Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

74    BROOKFIELD ASSET MANAGEMENT

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 12, 13, 17, 18
21[2], 22, 24, 26, 28, 30, 32, 34, 36, and 37	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors
2.	Series 21 Class A Preference Shares redeemed on July 2, 2013

Q2 2013 INTERIM REPORT  75

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44 (0) 20.7659.3501	T 55(21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55(21) 3527.7799	F 91 (22) 6600.0401

www.brookfield.com            NYSE: BAM      TSX: BAM.A    EURONEXT: BAMA